» COMMUNITY BANKSHARES INC. 2007 Annual Report

One Unified Bank

COMMUNITY RESOURCE BANK

Improving

Expanding

Redefining

One Unified Bank

COMMUNITY RESOURCE BANK

Quality and Growth

in Community Banking

Community Bankshares, Inc. is a one-bank holding company headquartered in Orangeburg, South Carolina, with assets in excess of $570 million. In 2006 it strengthened its operations, while maintaining its strong focus on community banking, by combining its four community banks and its mortgage company into a single bank, Community Resource Bank, N.A. The bank serves individual and business customers in its Orangeburg, Sumter, Florence and Midlands regions. Community Bankshares common stock is traded on the American Stock Exchange under the symbol SCB.

» FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)

Years Ended December 31,	**2007**	2006	2005	2004	2003
INCOME STATEMENT DATA					
Net interest income	**$ 21,551**	$ 21,553	$ 20,801	$ 17,843	$ 16,708
Provision for loan losses	**3,155**	2,950	9,637	5,102	1,119
Noninterest income	**6,794**	8,306	8,003	7,278	9,125
Noninterest expense	**21,099**	19,227	17,391	15,039	15,932
Net income	**2,572**	5,009	1,011	3,209	5,635
PER COMMON SHARE					
Net income—basic	**$ 0.58**	$ 1.13	$ 0.23	$ 0.74	$ 1.31
Net income—diluted	**0.57**	1.11	0.22	0.72	1.27
Cash dividends	**0.48**	0.44	0.40	0.40	0.36
Book value	**12.06**	11.85	11.12	11.39	11.10
BALANCE SHEET DATA (YEAR END)					
Total assets	**$576,567**	$578,517	$556,836	$512,377	$466,580
Loans held for sale	**3,509**	9,235	12,447	15,090	8,411
Loans, net	**458,696**	405,058	402,343	389,302	327,900
Deposits	**481,707**	483,621	464,209	423,458	378,704
Shareholders' equity	**53,645**	52,624	48,992	50,027	48,070
FINANCIAL RATIOS					
Return on average assets	**0.44%**	0.89%	0.19%	0.67%	1.25%
Return on average equity	**4.73%**	9.80%	1.94%	6.41%	12.17%
Net interest margin	**3.97%**	4.08%	4.12%	3.98%	3.95%
OPERATIONS DATA					
Bank's branch offices	**10**	9	9	9	8
Mortgage loan offices	**1**	4	4	4	3
Employees (full-time equivalent)	**184**	195	194	182	190

» NET INCOME *(in millions)*


$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
'03 '04 '05 '06 '07

» LOANS, NET *(in millions)*


$500
$400
$300
$200
$100
'03 '04 '05 '06 '07

» DEPOSITS *(in millions)*


$500
$400
$300
$200
$100
'03 '04 '05 '06 '07



SAMUEL L. ERWIN | CHIEF EXECUTIVE OFFICER

2007 was a difficult year for Community Bankshares, Inc. and its bank, Community Resource Bank, N.A. Results from the first half of the year were encouraging, but deteriorating economic conditions, primarily in the real estate markets, led to disappointing results overall for 2007.

Earnings were $2.6 million, half the level of 2006. That result was particularly disappointing in light of our progress since 2005. Like many banks in the latter part of 2007, we faced issues of increasing economic stress on some borrowers, deteriorating real estate markets and declining interest rate margins.

Despite this, 2007 saw some significant accomplishments, which strengthened our operations while positioning our community bank to grow as economic conditions improve.

Earnings Impacted by Multiple Factors

Earnings took hits in the third and fourth quarters, as we experienced the macroeconomic ripple effects from the problem-plagued real estate markets. In the third quarter, we expensed $500,000 to reserve for a number of loans we had sold through our wholesale mortgage department and we could be obligated to buy back. In addition, the decline in the residential real estate market significantly reduced our mortgage loan originations and led to a $1.2 million decrease in fee income from the mortgage division.

In the fourth quarter we sold at a loss $4.8 million of potential problem loans and loans with unfavorable characteristics. We believe the loss we incurred on this transaction avoided the possibility of larger losses later. The sale strengthened our asset quality heading into 2008.

The lowering of short-term interest rates by the Federal Reserve in late 2007 and overall market competition during the year had the effect of compressing our interest rate margins and preventing an increase in our net interest income.

In the face of these challenges, our accomplishments during 2007 are noteworthy. Our efforts in the Columbia area resulted in strong loan growth for the bank. Our loan portfolio grew by 13%, one of our best years ever. In addition, we continued to invest in our markets, our people, and in technology.

Gaining a Foothold in the Columbia Market

Preparing to launch our Clemson Road branch was another primary focus during the year. The branch, which opened for business in late January 2008, is strategically located in fast-growing northeast Richland County, just off Interstate 77. It represents our first full-service branch in the Columbia market, although three of our other branches—in Blythewood and Ridgeway and Winnsboro—are already operating in the I-77 corridor.

The aggressive steps we took in 2007 to confront our loan quality problems were painful and necessary. But taking them when we did should make us more nimble, a competitive edge that can make a big difference in getting the lion's share of new business in a fast-developing market, such as northeast Columbia.

We hired a well-known area banker, Matt Slaughter, to manage the branch, and an experienced staff, including a mortgage lender and a personal banker knowledgeable about the needs of local residents and businesses. The branch is already beginning to fulfill its promise of attracting new customers and strong loan and deposit growth.

Improving Asset Quality

In 2005, after credit quality issues began to emerge, we hired a chief credit officer and undertook a comprehensive review of our loan portfolio and risk management systems, which we continue to improve upon. While we saw some deterioration in asset quality at the end of 2007, the progress since early 2006 remains remarkable. Non-performing loans, $6.5 million at December 31, 2007, are almost half the level of two years ago. While we have made many positive changes to help us improve asset quality, work remains to be done. To support this effort, we recently hired a Director of Loan Review and a Commercial Loan Underwriter.

A New Approach to the Mortgage Business

To address the new realities of the residential mortgage industry today, and better balance the relative risk and rewards, we restructured our mortgage division in January 2008, discontinuing the wholesale portion, which dealt with outside brokers, and eliminating 11 positions. This will result in substantial savings in 2008. The division is now focused exclusively on direct-to-consumer, retail mortgage lending throughout central South Carolina and the Pee Dee region.

Building Consistency into Our Operations

A major effort for the year was to standardize our policies and procedures, an effort made necessary by the consolidation of our four separate banks into a unified Community Resource Bank in October 2006. Standardization not only helps our people operate consistently but gives us the fullest benefit from the efficiencies and economies inherent in our new management information system.

Making Banking Easier

Convenience is key in community banking today. Merchant capture, also known as remote deposit capture, is an important addition to our technological arsenal, one that is making banking more convenient and efficient for our commercial customers and giving us a competitive edge. Rather than going to the bank to deposit checks, our business customers can now make deposits electronically via a scanner and computer, saving time and gaining quicker use of the funds. This program is proving attractive to both existing and potential customers.

Technology and Information Integrity

Technology, whether in the form of our new merchant capture system or our management information system, is vital to successful community banking. The value we place on protecting the integrity of the growing amounts of information those systems process, generate and store is apparent in our hiring, during 2007, of Chief Information Officer Jason E. Starnes. Information security is one of his many strategic duties, and the task of safeguarding our customers' personal and business information, as well as the bank's proprietary data, will only grow in importance.

A Positive Outlook

Although the near-term outlook for the national economy is gloomy, we consider this a normal part of the ebb and flow of the business cycle. We are optimistic, over time, about the South Carolina markets in which we operate, and thus about our long-term earnings prospects.

Columbia has a solid, stable economy that continues to expand vigorously to the northeast, along the I-77 corridor, encompassing our Midlands region. That economy is buttressed by state government, higher education and the big military presence at Fort Jackson.

Our Orangeburg region is growing modestly, also benefiting from higher education and development along the I-26 corridor. The Orangeburg region should benefit tremendously over the next decade from the recent announcement by Jafza, a subsidiary of Dubai World, that it plans to build a $600 million logistics, manufacturing and distribution hub in Orangeburg County.

The Sumter region holds its own with the help of a strong military presence at Shaw Air Force Base, which will continue to expand.

And the Florence region, a very competitive and economically vibrant banking environment, continues to present us with challenges and opportunities.

The aggressive steps we took in 2007 to confront our loan quality problems were painful and necessary. But taking them when we did should make us more nimble, a competitive edge that can make a big difference in getting the lion's share of new business in a fast-developing market, such as northeast Columbia.

New Bank, Old Values

We are proud of our achievements in creating a modern, unified Community Resource Bank and positioning it to grow and prosper in our South Carolina markets.

At the same time, we remain mindful of the values of integrity and caring personal service that enabled each of our small community banks to put down such strong roots and build a base of loyal customers. We will continue to maintain those virtues. Our regional structure is designed to keep our bankers closely involved with their communities and customers. At the same time, our increased size, centralized functions, advanced technology and wider, 10-branch network let us meet our customers' evolving needs more effectively than ever. That is our goal, and our path to future growth.

Meanwhile, we are grateful for the constructive guidance of our directors and regional boards, for the dedication of our employees, and for the loyalty of our customers and our shareholders, without whom we would not exist.

Sincerely,

Samuel L. Erwin
Chief Executive Officer
Community Bankshares, Inc. and
Community Resource Bank, N.A.

The opening of our new Clemson Road branch in northeast Richland County in January 2008 was the latest move in Community Bankshares' long-term growth strategy.

The strategy involves establishing operations in areas that are growing—or will be growing.

Our community banking enterprise, initially established in smaller cities in central South Carolina, long ago set its sights on the expanding Columbia market. Our 2002 acquisition of The Bank of Ridgeway, South Carolina's oldest community bank, provided our opportunity. Located north of Columbia in Fairfield County, along the fast-developing I-77 corridor that stretches to Charlotte, North Carolina, the bank already had three branches, including one—Blythewood—in northeast Richland County.

Richland County, encompassing Columbia, the state capital, is the center of the market, which boasts a steadily growing economy built primarily on state and local government, higher education, and the U.S. Army base at nearby Fort Jackson.

Our new Clemson Road and recently relocated Blythewood branches are located squarely in the path of growth. Getting established early gives us a better chance to win the business of commercial and individual customers locating in the area. Commercial deposits provide the lowest-cost funding for loans, fueling the profitable growth of the bank. Gaining deposits is essential to growth.

Expansion: Targeting the Columbia Market


SOUTH CAROLINA
COLUMBIA

That strategy involves establishing operations in areas that are growing—or will be growing.

Our community banking enterprise, initially established in smaller cities in central South Carolina, long ago set its sights on the expanding Columbia market.

Keeping Up with Technological Advances in Banking

Upgrades:

» REMOTE DEPOSIT CAPTURE

Commercial customers like this service, which lets them scan checks directly into our system, rather than travel to the bank to make deposits. They get same-day credit for checks deposited remotely before 5 p.m., as opposed to 2 p.m. for traditional—in person—deposits.

» ONLINE STATEMENT RETRIEVAL

Individual customers can use our online banking system at any time to view transactions in their accounts. In 2008, statements will be delivered online as well, saving the bank on paper statement delivery cost while adding convenience for the customer.

» VOICE OVER IP

Also during 2008, we will implement a voice communication system using our bank-wide computer network. Most banks operate two systems—a computer network for data and a separate telephone network for actual conversation. We will consolidate our voice and data networks to reduce telephone toll charges.

» NEW TELLER SYSTEM

Planned for in 2008 are improvements to our teller information system that will increase teller productivity and assist with fraud prevention.



Competition and evolving customer needs assure that Community Resource Bank will continue to strive to stay ahead of the technology curve.

Time and technology wait for no man, to take liberties with an old saying. It is certainly true in banking, where advanced technology is increasingly relied upon to make possible the varied products and services, instant record-keeping and data retrieval and sheer convenience that today's customers demand.

Community Bankshares started three community banks from scratch, bought a mortgage company, and then acquired South Carolina's oldest community bank. Putting together processing systems that could accommodate their separate operating systems and processes was a challenge.

But when all five were consolidated into a single entity, Community Resource Bank, N.A., at the end of 2006, the smooth transition was made possible by a whole new level of technology. The installation of our Jack Henry SilverLake Management Information System during 2006 and early 2007, gave the bank a new, high-capacity computer system with significantly increased capabilities. It collects, sorts, processes and reports on information that floods in from our 10 branches, from our ATM network, from customers banking online, and from external sources.

We rely on the system not only to handle a growing workload but to accomplish its many tasks with increased speed and efficiency. The system also has sufficient unused capacity to accommodate future growth of the bank and support additional functions in the future. Such a system not only makes modern banking possible, but can improve the quality and speed of decision-making.

For example, we have a new computer system application that helps our bankers make sounder lending decisions by providing more comprehensive customer information and analysis.

Our advanced technology also benefits individual and business customers directly. Online banking and e-statements provide convenience and instant access to account information. Customers can bank at any branch or ATM in our network.

One of our most popular new services—and most effective business tools—is our new remote deposit capture system, which our sophisticated technology also underpins. Merchants can deposit checks instantly by putting them through a scanner, rather than taking them to the bank, a savings of time and human labor at both ends of the transaction.

Competition and evolving customer needs assure that Community Resource Bank will continue to strive to stay ahead of the technology curve.

Our vision of the future is for a bigger bank, serving more customers with even better products and services, while maintaining the traditional values of community and personal service that underlie our success to date.

As a shareholder-owned enterprise, we view profitable, long-term growth as a primary objective. We know that to achieve it we must continually change and improve as our customers' needs evolve and market conditions shift.

We strive constantly to strengthen the bank, improve asset quality, expand our loans and deposits, and apply advanced technology to help us operate more efficiently and profitably. Profitability fuels capital, and capital provides a margin of safety in hard times and supports growth when conditions improve. Although our view is long-term, we are confident that significant expansion opportunities will come our way, if we are prepared to take prompt advantage of them. And we are.

Meanwhile, we work steadily to enlarge our existing markets and enter promising new ones. We try to establish a presence in areas where growth is surely coming, but hasn't yet arrived. It is not accidental that all four of our divisions are based on or close to one or more interstate highways, which typically become major corridors of development. The vibrant expansion of the northeast Columbia market is a case in point. Another is the huge, new distribution center recently proposed for a 1,300-acre site in Orangeburg County, near the junction of I-26 and I-95. This project could generate more than $600 million of investment and an estimated 8,000 or more permanent jobs.

This will be a major boost to economic activity in a market where we have had a long-term major presence.

Staying close to our individual and business customers, and finding ways to serve them even better, will be a major challenge as we grow in size and reach. But it is a challenge we relish, because we have forgotten neither our roots nor our values.

Design for the Future



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007 — Commission File No. 000-22054

COMMUNITY BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

South Carolina
(State or other jurisdiction of incorporation or organization)

57-0966962
(I.R.S. Employer Identification No.)

102 Founders Court, Orangeburg, SC 29118
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code (803) 535-1060

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, No Par Value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [√] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [√] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act: (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [√]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [√] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2007, was approximately $54,600,000.

As of March 3, 2008, there were 4,453,356 shares of the registrant's common stock, no par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2008 Annual Meeting of Shareholders – Part III

10-K TABLE OF CONTENTS

* Incorporated by reference to Registrant's Proxy Statement for the 2008 Annual Meeting of Shareholders

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forwarding-looking statements.

All statements that are not historical facts are statements that could be "forward-looking statements." You can identify these forward-looking statements through the use of words such as "may," "will," "should," "could," "would," "expect," "anticipate," "assume," indicate," "contemplate," "seek," "plan," "predict," "target," "potential," "believe," "intend," "estimate," "project, " "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- future economic and business conditions;
- lack of sustained growth in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and

- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company has no obligation, and does not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. The Company has expressed its expectations, beliefs and projections in good faith and believes they have a reasonable basis. However, there is no assurance that these expectations, beliefs or projections will result or be achieved or accomplished.

References to our Website Address

References to our website address throughout this Annual Report on Form 10-K and in any documents incorporated into this Form 10-K by reference are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's rules or the American Stock Exchange listing standards. These references are not intended to, and do not, incorporate the contents of our website by reference into this Form 10-K or the accompanying materials.

PART I

Item 1. Business

Form of organization

Community Bankshares, Inc. (CBI or the Corporation) is a South Carolina corporation and a bank holding company. CBI commenced operations on July 1, 1993, upon effectiveness of the acquisition of the Orangeburg National Bank as a wholly-owned subsidiary. In June 1996 CBI acquired all the stock of Sumter National Bank. In July 1998 CBI acquired all the stock of Florence National Bank. In July 2002 CBI acquired by merger Ridgeway Bancshares, Inc., the parent company of the former Bank of Ridgeway.

Orangeburg National Bank was chartered in 1987 as a national bank, and operated from two offices located in Orangeburg, South Carolina. Sumter National Bank (the Sumter bank), a national bank, was chartered in 1996 and operated from two offices located in Sumter, South Carolina. Florence National Bank (the Florence bank), a national bank, was chartered in 1998 and operated from two offices located in Florence, South Carolina. Bank of Ridgeway (the Ridgeway bank), a South Carolina state-chartered bank organized in 1898, operated from one office in Ridgeway, one office in Winnsboro, and one office in Blythewood, South Carolina. In November 2001, CBI acquired all the common stock of Resource Mortgage Inc., a Columbia, South Carolina based mortgage company, and subsequently renamed it Community Resource Mortgage, Inc. (CRM).

In August 2006, Orangeburg National Bank's name was changed to Community Resource Bank, N.A. ("CRB" or the "Bank"), and in October 2006, the Sumter bank, the Florence bank and the Ridgeway bank were merged into CRB. As a result, the Corporation now consists of the holding company (CBI), the bank subsidiary (CRB) and the mortgage company (CRM). Effective in

January 2007 the operations of the mortgage company became a division of the Bank. The Bank plans to continue to conduct mortgage loan origination operations under the name "Community Resource Mortgage, a division of Community Resource Bank" (the "Mortgage Division"). CRM remains a separate corporate entity and wholly-owned subsidiary of the Corporation, but with only limited assets and activities. The Bank and Mortgage Division now operate in four geographical regions in South Carolina: Orangeburg, Sumter, Florence and the Midlands (Fairfield and Richland counties).

The Bank organized Community Resource Financial Services, Inc., as a wholly-owned financial subsidiary in 2002 for the purpose of engaging in sales of securities and insurance products.

Business of banking

Community Resource Bank, N.A. offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. The Federal Deposit Insurance Corporation insures deposits up to applicable limits. Most of the Bank's deposits are attracted from individuals and small to medium sized businesses.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial and consumer purposes. Consumer loans include car loans, home equity improvement loans secured by first and second mortgages, personal expenditure loans, education loans, and the like. Commercial loans include short-term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. The Bank does not and will not discriminate against any applicant for credit on the basis of race, color, creed, sex, age, marital status, familial status, handicap, or derivation of income from public assistance programs.

Other services offered by the Bank include safe deposit boxes, night depository service, VISA and Master Card brand credit cards (through a correspondent), tax deposits, sale of U.S. Treasury bonds, notes and bills and other U. S. government securities (through a correspondent), twenty-four hour automated teller service, and consumer and commercial Internet banking services. The Bank has ATMs that are part of the Star and Cirrus networks.

The Mortgage Division provides a wide variety of one to four family residential mortgage products in the markets served by the Bank.

Competition

The market for financial institutions in our various markets is highly competitive. Banks generally compete with other financial institutions through the banking services and products offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. The Bank encounters strong competition from most of the financial institutions in its market areas.

The primary market area for the Bank comprises generally the middle of the state and Pee Dee section of South Carolina. In the conduct of certain banking business, the Bank also competes with credit unions, consumer finance companies, insurance companies, money market mutual funds, and other financial institutions, many of which are not subject to the same degree of regulation and restrictions imposed upon the Bank. Many of these competitors have substantially greater resources and lending limits than the Bank and offer certain services, such as international banking and trust services, which the Bank does not provide. The Bank believes, however, that its relatively small size and community banking orientation permits it to offer more personalized services than many of its competitors.

At June 30, 2007, the Bank was the 14th largest (of 101) FDIC insured financial institutions in the state of South Carolina. At that date the Bank had $486 million in deposits, which represented .76% of the state's total FDIC insured deposits of $64 billion. In Orangeburg County, the Bank competed with nine other FDIC insured institutions, in Sumter County eight, in Florence County 16, in Richland County 19, and in Fairfield County four. At June 30, 2007, the Bank's Orangeburg offices had the second largest deposit share in Orangeburg; the Bank's Sumter offices had the third largest deposit share in Sumter; the Bank's Florence offices had the sixth largest deposit share in Florence; and the Bank's Midlands offices had the largest deposit share in Fairfield County, and the 16th largest deposit share in Richland County.

The Mortgage Division provides services from offices in Orangeburg, Richland, Sumter, and Florence, South Carolina, where it competes with hundreds of financial institutions and mortgage originators.

Dependence on Major Customers

The Bank does not consider itself dependent on any single customer or small group of customers, either in the deposit or lending areas.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of CBI and the Bank.

As discussed below under the caption "Gramm-Leach-Bliley Act," Congress has adopted extensive changes in the laws governing the financial services industry. Among the changes adopted are creation of the financial holding company, a type of bank holding company with powers that greatly exceed those of standard holding companies, and creation of the financial subsidiary, a subsidiary that can be used by national banks to engage in many, though not all, of the same activities in which a financial holding company may engage. The legislation also establishes the concept of functional regulation whereby the various financial activities in which financial institutions engage are overseen by the regulator with the relevant regulatory experience. Accordingly, the following discussion relates to the supervisory and regulatory provisions that apply to CBI and the Bank as they currently operate.

Regulation of Bank Holding Companies

General

As a bank holding company registered under the Bank Holding Company Act ("BHCA"), CBI is subject to the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Under the BHCA, CBI's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits CBI from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits CBI from acquiring control of any bank operating outside the State of South Carolina unless such action is specifically authorized by the statutes of the state where the bank to be acquired is located.

Additionally, the BHCA prohibits CBI from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking-related activities.

As discussed below under "Gramm-Leach-Bliley Act", a bank holding company that meets certain requirements may now qualify as a financial holding company and thereby significantly increase the variety of services it may provide and the investments it may make.

CBI is also subject to limited regulation and supervision by the South Carolina State Board of Financial Institutions (the "State Board"). A South Carolina bank holding company may be required to provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries. Furthermore, pursuant to applicable law and regulations, the Corporation must receive approval of, or give notice to (as applicable) the State Board prior to engaging in the acquisition of banking or non-banking institutions or assets.

Obligations of Holding Company to its Subsidiary Banks

A number of obligations and restrictions are imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policies that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution is in danger of becoming insolvent or is insolvent. For example, under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the Deposit Insurance Fund of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the Deposit Insurance Fund. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision gives depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the Office of the Comptroller of the Currency ("OCC") is authorized to require payment of the deficiency by assessment upon the bank's shareholders', pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months notice, to sell the stock of such shareholder to make good the deficiency.

Capital Adequacy Guidelines for Bank Holding Companies and Banks

The various federal bank regulators, including the Federal Reserve and the FDIC, have adopted risk-based and leverage capital adequacy guidelines assessing bank holding company and bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off-balance-sheet exposures, as adjusted for credit risks. The capital guidelines and CBI's capital position are summarized in Note 19 to the Financial Statements, contained elsewhere in this report. The Bank is considered well capitalized.

Failure to meet capital guidelines could subject the Bank to a variety of enforcement remedies, ranging from, for example, the termination of deposit insurance by the FDIC, to a prohibition on the taking of brokered deposits to placing the Bank in receivership.

The risk-based capital standards of both the Federal Reserve Board and the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agencies as a factor in evaluating a bank's capital adequacy. The Federal Reserve Board also has recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

Payment of Dividends

CBI is a legal entity separate and distinct from the Bank. Most of the revenues of CBI result from dividends paid to CBI by the Bank. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary bank as well as by CBI to its shareholders.

Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus. In addition, national banks can pay dividends only to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation).

The payment of dividends by CBI and the Bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements, which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Certain Transactions by CBI with its Affiliates

Federal law regulates transactions among CBI and its affiliates, including the amount of the Banks' loans to or investments in nonbank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. Further, a bank holding company and its affiliates are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

The FDIC merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the Deposit Insurance Fund ("DIF") on March 31, 2006 in accordance with the Federal Deposit Insurance Reform Act of 2005. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon statutory factors that include the balance of insured deposits as well as the degree of risk the institution poses to the insurance fund. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF. Under the rule adopted by the FDIC in November 2006, beginning January 1, 2007, the FDIC placed each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Effective January 1, 2007, rates range between 5 and 43 cents per $100 in assessable deposits.

Regulation of the Bank

Community Resource Bank, N.A. is subject to regulation and examination by OCC bank examiners. In addition, the Bank is subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit laws and laws relating to branch banking. The Bank's loan operations are subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, which prohibit discrimination on the basis of certain prohibited factors in extending credit; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of the Bank are subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services. The Bank is also subject to the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the USA PATRIOT Act, dealing with, among other things, requiring the establishment of anti-money laundering programs including standards for verifying customer information at account opening.

The Bank is subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's actual performance in meeting community credit needs is evaluated as part of the examination process, and also is considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Other Safety and Soundness Regulations

Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized."

A bank that is "undercapitalized" becomes subject to provisions of the Federal Deposit Insurance Act ("FDIA") restricting payment of capital distributions and management fees; requiring the bank's primary federal regulator to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; prohibiting the acceptance of employee benefit plan deposits; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the bank's primary federal regulator move promptly to take over banks that are unwilling or unable to take such steps.

Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on interest rates that may be paid on such deposits), while "undercapitalized" banks may not accept brokered deposits. The regulations provide that the definitions of "well capitalized", "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions described in the previous paragraph.

Interstate Banking

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-

Neal"), CBI and any other adequately capitalized bank holding company located in South Carolina can acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. Riegle-Neal also provides that, in any state that has not previously elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies can consolidate their multistate bank operations into a single bank subsidiary and branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not de novo branching by an out-of-state bank.

The Riegle-Neal Act, together with legislation adopted in South Carolina, resulted in a number of South Carolina banks being acquired by large out-of-state bank holding companies. Size gives the larger banks certain advantages in competing for business from larger customers. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and the region. As a result, the Bank does not generally attempt to compete for the banking relationships of large corporations, but concentrate their efforts on small to medium-sized businesses and on individuals. CBI believes its Bank has competed effectively in this market segment by offering quality, personal service.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act, which makes it easier for affiliations between banks, securities firms and insurance companies to take place, became effective in March 2000. The Act removes Depression-era barriers that had separated banks and securities firms, and seeks to protect the privacy of consumers' financial information.

Under provisions of the legislation and regulations adopted by the appropriate regulators, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The legislation creates a type of bank holding company called a "financial holding company" which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in "financial activities," which are activities that are (1) financial in nature; (2) incidental to activities that are financial in nature; or (3) complementary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of "satisfactory" on their last Community Reinvestment Act examination.

The legislation also creates another type of entity called a "financial subsidiary." A financial subsidiary may be used by a national bank or a group of national banks to engage in many of the same activities permitted for a financial holding company, though several of these activities, including real estate development or investment, insurance or annuity underwriting, insurance portfolio investing and merchant banking, are reserved for financial holding companies. A bank's investment in a financial subsidiary affects the way in which the bank calculates its regulatory capital, and the assets and liabilities of financial subsidiaries may not be consolidated with those of the bank. The bank must also be certain that its risk management procedures are adequate to protect it from financial and operational risks created both by itself and by any financial subsidiary. Further, the bank must establish policies to maintain the separate corporate identities of the bank and its financial subsidiary and to prevent each from becoming liable for the obligations of the other. The Bank has a financial subsidiary for the sale of securities and insurance products.

The Act also establishes the concept of "functional supervision," meaning that similar activities should be regulated by the same regulator. Accordingly, the Act spells out the regulatory authority of the bank regulatory agencies, the Securities and Exchange Commission and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The Federal Reserve Board is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any federal law that it has authority to enforce.

Although the Act reaffirms that states are the regulators for insurance activities of all persons, including federally-chartered banks, the Act prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

The Act also establishes a minimum federal standard of privacy to protect the confidentiality of a consumer's personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions.

The Act and the regulations adopted pursuant to the Act create new opportunities for CBI to offer expanded services to customers in the future, though, except as noted above, CBI has not yet determined what the nature of the expanded services might be or when CBI might find it feasible to offer them. The Act has increased competition from larger financial institutions that are currently more capable than CBI of taking advantage of the opportunity to provide a broader range of services. However, CBI continues to believe that its commitment to providing high quality, personalized service to customers will permit it to remain competitive in its market area.

Fiscal and Monetary Policy

Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of CBI are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on CBI cannot be predicted.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act, which was enacted in 2002, mandated extensive reforms and requirements for public companies. The SEC has adopted extensive new regulations pursuant to the requirements of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act and the SEC's new regulations have increased the Corporation's cost of doing business, particularly its fees for internal and external audit services and legal services, and the law and regulations are expected to continue to do so. However, the Corporation does not believe that it will be affected by Sarbanes-Oxley and the new SEC regulations in ways that are materially more onerous than those of other public companies of similar size and in similar businesses.

Legislative Proposals

Legislation which could significantly affect the business of banking is introduced in Congress from time to time. For example, numerous bills are pending in Congress and the South Carolina Legislature to provide various forms of relief to homeowners from foreclosure of mortgages as a result of publicity surrounding economic problems resulting from subprime mortgage lending and the economic adjustments in national real estate markets. CBI cannot predict the future course of such legislative proposals or their impact on CBI should they be adopted.

Employees

At December 31, 2007 the Corporation employed 184 full time equivalent employees. Management believes that its employee relations are excellent.

Further Information

Further information about the business of the Corporation and the Banks is set forth in this Form 10-K under Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Available information

The Company electronically files with the Securities and Exchange Commission (SEC) its annual reports on Form 10-K, its quarterly reports on Form 10-Q, its periodic reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "1934 Act), and proxy materials pursuant to Section 14 of the 1934 Act. The SEC maintains a site on the Internet, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company also makes its filings available, free of charge, through its Web site, www.communitybanksharesinc.com, as soon as reasonably practical after the electronic filing of such material with the SEC.

Item 1A. Risk Factors

Risks Related to Our Industry

We are subject to governmental regulation which could change and increase our cost of doing business or have an adverse effect on our business.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Most of this regulation is designed to protect our depositors and other customers, not our shareholders. Our compliance with the requirements of these agencies is costly and may limit our growth and restrict certain of our activities, including, payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and locations of offices. We are also subject to capitalization guidelines established by federal authorities and our failure to meet those guidelines could result in limitations being imposed on our activities or, in an extreme case, in our bank's being placed in receivership. We are also subject to the extensive and expensive requirements imposed on public companies by the Sarbanes-Oxley Act of 2002 and related regulations.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the impact of these changes on our business or profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

We are susceptible to changes in monetary policy and other economic factors which may adversely affect our ability to operate profitably.

Changes in governmental, economic and monetary policies may affect the ability of our bank to attract deposits and make loans. The rates of interest payable on deposits and chargeable on loans are affected by governmental regulation and fiscal policy as well as by national, state and local economic conditions. All of these matters are outside of our control and affect our ability to operate profitably.

Risks Related to Our Business

We depend on the services of a number of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced revenues.

The success of our business depends to a great extent on our customer relationships. Our growth and development to date have depended in large part on the efforts of our senior management team. A number of these senior officers have primary contact with our customers and are extremely important in maintaining personalized relationships with our customer base, a key aspect of our business strategy, and in increasing our market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues if we were unable to find suitable replacements promptly.

We may be unable to successfully manage our sustained growth.

Our future profitability will depend in part on our ability to manage growth successfully. Our ability to manage growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

Our continued pace of growth or regulatory requirements may require us to raise additional capital in the future, but that capital may not be available when it is needed or be available on favorable terms.

We anticipate that our current capital resources will satisfy our capital requirements for the foreseeable future. Nevertheless, we may need to raise additional capital to support additional growth or to meet regulatory requirements. Our ability to raise additional capital, if needed, will depend, among other things, on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. If we cannot raise additional capital on acceptable terms when needed, our ability to further expand our operations through internal growth and acquisitions could be limited.

If our loan customers do not pay us as they have contracted to, we may experience losses.

Our principal revenue producing business is making loans. If the loans are not repaid, we will suffer losses. Even though we maintain an allowance for loan losses, the amount of the allowance may not be adequate to cover the losses we experience. We attempt to mitigate this risk by a thorough review of the creditworthiness of loan customers. Nevertheless, there is risk that our credit evaluations will prove to be inaccurate due to changed circumstances or otherwise.

We face strong competition from larger, more established competitors which may adversely affect our ability to operate profitably.

We encounter strong competition from financial institutions operating in our market areas. In the conduct of our business, we also compete with credit unions, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as we are. Many of these competitors have substantially greater resources and lending abilities than we have and offer services, such as investment banking, trust and international banking services that we do not provide. We believe that we have competed, and will continue to be able to compete, effectively with these institutions because of our experienced bankers and personalized service, as well as through loan participations and other strategies and techniques. However, we cannot promise that we are correct in our belief. If we are wrong, our ability to operate profitably may be negatively affected.

Technological changes affect our business, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry continues to undergo rapid technological changes with frequent introductions of new technology-driven products and services. In addition to enabling financial institutions to serve clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success may depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in our operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

Our profitability and liquidity may be affected by changes in interest rates and economic conditions.

Our profitability depends upon our net interest income, which is the difference between interest earned on our interest-earning assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments, or, conversely, if the interest earned on loans and investments decreases faster than the interest we pay on deposits and borrowings. Interest rates, and consequently our results of operations, are affected by general economic conditions (domestic and foreign) and fiscal and monetary policies. Monetary and fiscal policies may materially affect the level and direction of interest rates. Beginning in June 2004 through June 2006, the Federal Reserve raised rates 17 times for a total increase of 4.25%. Increases in interest rates generally decrease the market values of interest earning investments and loans held and therefore may adversely affect our liquidity and earnings. Increased interest rates also generally affect the volume of mortgage loan originations, the resale value of mortgage loans originated for resale, and the ability of borrowers to perform under existing loans of all types. Beginning September 18, 2007, the Federal Reserve has decreased interest rates five times through February 29, 2008 for a total decrease of 2.25%. Decreases in interest rates generally have the opposite effect on market values of interest-bearing assets, the volume of mortgage loan originations, the resale value of mortgage loans originated for resale, and the ability of borrowers to perform under existing loans of all types from the effect of increases in interest rates.

Risks Related to Our Common Stock

Our common stock has a limited trading market, which may limit your ability to sell your stock.

Our common stock is traded on the American Stock Exchange under the symbol "SCB." Since January 1, 2007, the average weekly trading volume has been approximately 12,973 shares. Accordingly, a shareholder who wishes to sell a large number of shares may experience a delay in selling the shares or have to sell them at a lower price in order to sell them promptly.

We may issue additional securities, which could affect the market price of our common stock and dilute your ownership.

We may issue additional securities to raise additional capital, to support growth, or to make acquisitions. Sales of a substantial number of shares of our common stock, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise capital through the sale of common stock or to use our common stock in future acquisitions.

There is no guarantee we will continue to pay cash dividends in the future at the same or any level.

Declaration and payment of dividends are within the discretion of our board of directors. Our Bank is currently our only source of funds with which to pay cash dividends. Our Bank's declaration and payment of future dividends to us is within the discretion of the Bank's board of directors, and is dependent upon its earnings, financial condition, its need to retain earnings for use in the business and any other pertinent factors. The Bank's payment of dividends is also subject to various regulatory requirements and the ability of the Bank's regulators to forbid or limit payment(s) of dividends.

Provisions in our articles of incorporation and South Carolina law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price for our stock.

Our articles of incorporation include several provisions that may have the effect of discouraging or preventing hostile takeover attempts, and therefore of making the removal of incumbent management difficult. The provisions include staggered terms for our board of directors and requirements of supermajority votes to approve certain business transactions. In addition,

South Carolina law contains several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. To the extent that these provisions are effective in discouraging or preventing takeover attempts, they may tend to reduce the market price for our stock.

Our common stock is not insured, so you could lose your total investment.

Our common stock is not a deposit, savings account or obligation of our bank and is not insured by the Federal Deposit Insurance Corporation or any other government agency. Should our business fail, you could lose your total investment.

Item 1B. Unresolved Staff Comments

Not applicable because the Registrant is not an accelerated filer, a large accelerated filer, or a well-known seasoned issuer.

Item 2. Description of Property

The Corporation owns approximately three acres of land located at 102 Founders Court in the northeast area of the City of Orangeburg, SC on which it built a two story, 16,000 square foot corporate headquarters and operations center. The new building was completed during the fourth quarter of 2005, and the Corporation began operating from this facility in mid-January 2006.

The Bank leases office space for its Chief Credit Officer and Director of Human Resources at 508 Hampton Street, Suite 203, Columbia, SC under the terms of a lease that expires in May, 2009.

The Bank owns land located at 1820 Columbia Road NE, in Orangeburg, SC where the Bank maintains an office in a one-story building of approximately 7,000 square feet, and land located at the corner of Glover and Broughton Streets, Orangeburg, SC where it operates a branch facility of approximately 6,500 square feet.

The Bank also owns property at 683 Bultman Drive in Sumter, SC on which is located a one-story 6,500 square foot bank office building. The Bank leases property at 1135 West Liberty Street in Sumter, SC where it operates a branch office in a one-story building of approximately 3,600 square feet. The land, approximately one acre, is leased under a non-cancellable operating lease for an initial term of twenty years, with four five-year renewal options. The Bank is responsible for property taxes and improvements.

The Bank leases approximately 1.7 acres of land located at 2009 Hoffmeyer Road in Florence, SC for a banking office. The lease is for an initial term of ten years and provides for two ten year renewals and a final two year renewal. The Bank is responsible for property taxes and improvements. The Bank built a 7,500 square foot, one-story building for the office on the leased site. The Bank also leases approximately one quarter acre of land and a 2,000 square foot building at 812 Second Loop Road, Florence, SC for a branch office. The lease is for an initial term of five years and contains both early termination and renewal options. The Bank purchased a 1.1 acre lot in the 600 block of the Pamplico Highway in Florence which is intended for future development as a banking office.

The Bank also owns offices in a two story building on a quarter acre site at 100 S. Palmer Street in Ridgeway, SC, a 1,900 square foot one story branch office on a one acre site at 610 West

Moultrie Street in Winnsboro, SC, and, as of August 2006, leases approximately 7,000 square feet of a two-story 14,000 square foot office building located at 312 Blythewood Road in Blythewood, SC. In 2007, The Bank sold the site on McNulty St. previously used for the Blythewood branch. The Bank has purchased a one acre parcel of land on Clemson Road in Columbia, SC on which it built a branch of approximately 5,000 square foot, which opened for business in January 2008.

CRM operates from leased offices located at 508 Hampton Street, Suite 201, Columbia, SC. The Hampton Street, Columbia office is leased under the terms of a lease that expires in May 2009. The mortgage division also operates from each of the main regional offices of the Bank.

Information about future lease payments is included in Note 7 to the consolidated financial statements contained elsewhere in this report.

Item 3. Legal Proceedings

The Corporation, the Bank and CRM are from time to time subject to legal proceedings in the ordinary course of their business. No proceedings were pending at December 31, 2007, that management believes are likely to have a material adverse effect on the Corporation or its subsidiaries.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted for a vote of the security holders during the fourth quarter of 2007.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Corporation's shares of Common Stock are traded on the American Stock Exchange (the AMEX) under the ticker symbol SCB.

The following table summarizes the range of high and low prices for the Corporation's Common Stock as reported on the American Stock Exchange for each quarterly period over the last two years.

Quarter Ended	High	Low
March 31, 2007	$ 17.05	$ 16.00
June 30, 2007	$ 16.43	$ 14.80
September 30, 2007	$ 15.20	$ 14.00
December 31, 2007	$ 14.85	$ 11.50
March 31, 2006	$ 17.20	$ 15.02
June 30, 2006	$ 16.40	$ 14.90
September 30, 2006	$ 17.69	$ 15.45
December 31, 2006	$ 17.00	$ 15.65

During 2007, the Corporation had stock sales volume of 674,600 shares compared with 443,500 shares the prior year.

There were 2,088 holders of record of the Corporation's Common Stock (no par value) as of March 3, 2008.

During 2007, the Corporation authorized and paid quarterly cash dividends totaling $.48 per share. The total cost of these dividends was $2,142,000 or 83.3% of net income. During 2006, the Corporation authorized and paid quarterly cash dividends totaling $.44 per share. The total cost of these dividends was $1,952,000 or 39.0% of net income. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe and sound dividend payment policy.

The current source of dividends to be paid by the Corporation is the dividends received from the Bank. Accordingly, the laws and regulations that govern the payment of dividends by national banking associations may restrict the Corporation's ability to pay dividends. National banks may pay dividends only out of present and past earnings and are subject to numerous limitations designed to ensure that banks have adequate capital to operate safely and soundly (See Item 1. Description of Business – Supervision and Regulation – Payment of Dividends, and Item 8 – Financial Statements and Supplementary Data – Note 19 – Regulatory Matters). As of December 31, 2007, the Bank could have declared additional dividends of up to $3,955,000 without the approval of regulatory authorities. As of January 1, 2008, the dividend restrictions would have allowed the Bank to pay no more than approximately $3,452,000 in dividends without the prior approval of regulators.

The information required by Item 201(d) of Regulation S-K is set forth in Item 12 of this Form 10-K.

Unregistered Sales of Equity Securities

On December 10, 2007, the Company sold 2,000 shares of its common stock to an executive officer for an aggregate purchase price of $24,200. On December 13, 2007, the Company sold 5,000 shares of its common stock to an independent director for an aggregate purchase price of $61,000. Issuance of the securities was not registered under the Securities Act of 1933 in reliance on the exemption provided by Section 4(2) thereof because no public offering was involved.

Purchases of Equity Securities

The table below summarizes transactions in the Corporation's stock repurchase program during the fourth quarter of 2007:

Month	(a) Total number of shares purchased	(b) Average price paid per share	(c) Total number of shares purchased as part of publicly announced program	(d) Maximum number of shares that may yet be purchased under program
12/1-12/31	4,000	$ 12.58	4,000	453,900

These repurchases were made pursuant to a stock repurchase program announced on July 30, 2007 authorizing the purchase of up to 500,000 shares of the Company's common stock. The repurchase program expires on July 30, 2009.

Item 6. Selected Financial Data

The following is a summary of the consolidated financial position and results of operations of the Corporation for the years ended December 31, 2003 through 2007.

(Dollars in thousands, except per share data)

	Years Ended December 31,				
	2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
Net interest income	**$ 21,551**	$ 21,553	$ 20,801	$ 17,843	$ 16,708
Provision for loan losses	**3,155**	2,950	9,637	5,102	1,119
Noninterest income	**6,794**	8,306	8,003	7,278	9,125
Noninterest expense	**21,099**	19,227	17,391	15,039	15,932
Net income	**2,572**	5,009	1,011	3,209	5,635
PER COMMON SHARE					
Net income - basic	**$ 0.58**	$ 1.13	$ 0.23	$ 0.74	$ 1.31
Net income - diluted	**0.57**	1.11	0.22	0.72	1.27
Cash dividends	**0.48**	0.44	0.40	0.40	0.36
Book value	**12.06**	11.85	11.12	11.39	11.10
BALANCE SHEET DATA (YEAR END)					
Total assets	**$ 576,567**	$ 578,517	$ 556,836	$ 512,377	$ 466,580
Loans held for sale	**3,509**	9,235	12,447	15,090	8,411
Loans, net	**458,696**	405,058	402,343	389,302	327,900
Deposits	**481,707**	483,621	464,209	423,458	378,704
Shareholders' equity	**53,645**	52,624	48,992	50,027	48,070
FINANCIAL RATIOS					
Return on average assets	**0.44%**	0.89%	0.19%	0.67%	1.25%
Return on average equity	**4.73%**	9.80%	1.94%	6.41%	12.17%
Net interest margin	**3.97%**	4.08%	4.12%	3.98%	3.95%
OPERATIONS DATA					
Bank's branch offices	**10**	9	9	9	8
Mortgage loan offices	**1**	4	4	4	3
Employees (full-time equivalent)	**184**	195	194	182	190

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

INTRODUCTION

The discussion and data presented below analyze major factors and trends regarding the financial condition and results of operations of Community Bankshares Inc. and its subsidiaries for the three year period ended December 31, 2007. This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report.

Business of the Corporation

Community Bankshares Inc. is a bank holding company. Prior to November 2006, CBI owned four banking subsidiaries: Orangeburg National Bank, Sumter National Bank, Florence National Bank, and the Bank of Ridgeway; and a mortgage company subsidiary, Community Resource Mortgage, Inc. ("CRM"). In August 2006, Orangeburg National Bank was renamed Community Resource Bank, N.A. ("CRB" or "the Bank") and, in October 2006, the other bank subsidiaries were merged into CRB. The executive management, item and data processing and other technical services previously provided by CBI for its subsidiaries are now provided by the same personnel, acting as a division of the Bank. While CRM continues to exist as a separate wholly-owned subsidiary, most of its activities have been conducted by the Bank since January 2007. The accounting for the merger of these related entities was done in manner similar to a pooling of interests, in conformity with the requirements of FASB Statement 141. The financial statements for 2007 present the operations of the holding company, the bank and the mortgage company on a consolidated basis. Condensed parent-only financial statements are presented in the notes to the consolidated financial statements.

Community Resource Bank, N.A. is a national banking association that commenced operations in November 1987, under the name Orangeburg National Bank. It operates from two offices in Orangeburg, South Carolina, two offices in Sumter, South Carolina, two offices in Florence, South Carolina, and one office in each of Ridgeway, Winnsboro, Blythewood, and in an unincorporated area in Northeast Richland County, SC. The Bank provides a variety of commercial banking services in its community markets. Its primary customer markets are consumers and small to medium size businesses.

The Bank continues to conduct mortgage brokerage activities under the name "Community Resource Mortgage, a division of Community Resource Bank" (the "Mortgage Division"), and offers a variety of one to four family residential mortgage products, primarily for resale in the secondary market, from offices in Columbia and in the bank's regional main branches. Community Resource Mortgage, Inc. continues to exist as a wholly-owned subsidiary of the Corporation, but its activities currently are limited to servicing a small number and dollar amount of real estate loans.

EARNINGS PERFORMANCE

2007 compared with 2006

For the year ended December 31, 2007, the Corporation recorded net income of $2,572,000, a decrease of $2,437,000, or 48.7%, from net income of $5,009,000 for 2006. Net income per share for 2007 was $.58 compared with $1.13 for 2006. Diluted net income per share was $.57 for 2007 compared with $1.11 for 2006. Return on average assets was .44% for 2007 compared with .89% for 2006 and return on average shareholders' equity was 4.73% for 2007 compared with 9.80% for 2006.

Net income for 2007 was affected primarily by the following factors:

- the Bank experienced significant growth in its loan portfolio, but overall assets and deposits were fairly stable from 2006 to 2007, and the benefit of increased volume in higher yielding earning assets was almost exactly offset by decreases in the net interest margin, leaving net interest income almost unchanged from 2006;

- noninterest income decreased by $1,512,000 primarily as a result of a $1,168,000 decrease in mortgage brokerage income, a loss of $998,000 from the sale of a $4.8 million portion of the loan portfolio, and a partially offsetting $712,000 gain on the sale of other investments; and

- noninterest expense increased by $1,872,000 over the prior year level, of which $1,204,000 (64%) was attributable to higher salaries and employee benefits and larger amounts provided for contingent and warranty liabilities; and

- income tax expense decreased by $1,154,000, or 56.8%, due to lower income before income taxes.

Mortgage brokerage income decreased in response to lower originations of mortgage loans during 2007. During 2007, originations of mortgage loans held for sale totaled $126,739,000 compared with originations of $234,821,000 in 2006 and $210,552,000 in 2005. Sales of such loans in 2007 totaled $132,465,000 in 2007 compared with sales of $238,033,000 and $213,195,000 in 2006 and 2005, respectively.

2006 compared with 2005

For the year ended December 31, 2006, the Corporation recorded net income of $5,009,000, an increase of $3,998,000, or 395.5%, from net income of $1,011,000 for 2005. Net income per share for 2006 was $1.13 compared with $.23 for 2005. Diluted net income per share was $1.11 for 2006 compared with $.22 for 2005. Return on average assets was .89% for 2006 compared with .19% for 2005 and return on average shareholders' equity was 9.80% for 2006 compared with 1.94% for 2005.

The change in net income for 2006 was affected primarily by the following factors:

- the 2006 loan loss provision expense decreased by $6,687,000 from the 2005 amount, primarily due to improvements in credit quality achieved partially through improved underwriting, credit analysis and a redesigned loan approval system;

- the sale of an $8,162,000 portfolio of loans, mostly including potential problem loans, that resulted in the realization of a gain of $514,000;

- higher interest income brought about primarily by higher rates charged on loans and obtained from investments in taxable securities which was largely offset by higher interest expense resulting largely from higher rates paid for deposits and for long-term debt;

- increased noninterest expenses reflecting the costs of consolidation of the Corporation's former banking subsidiaries under a single charter, including direct and ancillary expenses associated with changing the name of the banking subsidiary;

- increased premises and fixed asset expense associated with the relocation of the Corporation's headquarters and Blythewood branch; and

- increased other noninterest expense associated with the implementation of a new management information system.

Net interest income for 2006 was $752,000 more than for 2005. Interest rate spread, the difference between the average yield earned on earning assets and the average rate paid for interest bearing liabilities was 13 basis points lower in 2006 than in 2005 and net yield on earning assets for 2006 decreased by 4 basis points to 4.08% compared with 2005.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Corporation's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities. Because longer-term rates were largely unaffected by the Federal Reserve Board's actions with respect to interest rates, especially those in the 15 to 30-year range which largely influences mortgage rates, a resurgence in mortgage loan demand that began during 2005 continued throughout much of 2006.

Beginning in mid-2004 and continuing through mid-2006, the Federal Reserve Board steadily increased certain short-term interest rates under its control, as it perceived an increasing risk from price inflation. These actions resulted in similar increases in other market rates of interest, primarily in the short and intermediate terms up to about seven years. Longer term rates remained at approximately the same levels as previously. These actions affected CBI as follows: loan yields and interest costs increased as interest rates on loans with variable interest rates were reset and maturing time deposits and newly acquired time deposits were priced at current market levels; savings, NOW and money market rates were adjusted upward primarily in response to market competition for deposits; and borrowing costs increased as rates associated with those instruments moved higher.

From mid-2006 until late 2007, the Federal Reserve maintained its target rates at the levels established previously. Other market rates fluctuated somewhat during that period but the general tendency was for shorter-term rates to increase relatively slowly while longer tem rates generally increased at a faster pace. Rates for conventional mortgage loans, however, declined steadily during the period before increasing in the middle of the second quarter of 2007. In September 2007, the Federal Reserve responded to deteriorating conditions in the credit markets by decreasing interest rates. As a result, other market rates of interest decreased steadily throughout the last two quarters of 2007. Further interest rate cuts were made during the early first quarter 2008 and management anticipates that additional interest rate cuts are probable given the prevailing economic environment in the first quarter of 2008.

The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest expense on interest bearing liabilities for the years ended December 31, 2007, 2006, and 2005.

Average Balances, Yields and Rates

	Years Ended December 31,								
	2007			2006			2005		
	Average Balances	Interest Income / Expense	Yields / Rates	Average Balances	Interest Income / Expense	Yields / Rates	Average Balances	Interest Income / Expense	Yields / Rates
	(Dollars in thousands)								
Assets									
Interest-bearing deposits with other banks	$ 1,355	$ 56	4.13%	$ 1,719	$ 118	6.86%	$ 694	$ 49	7.06%
Investment securities - taxable	79,506	3,955	4.97%	59,416	2,470	4.16%	54,077	1,758	3.25%
Investment securities - tax exempt (1)	4,598	170	3.70%	5,030	180	3.58%	6,259	215	3.44%
Federal funds sold	8,468	418	4.94%	33,583	1,501	4.47%	17,900	629	3.51%
Loans, including held for sale (1) (2) (3)	448,587	34,768	7.75%	429,131	32,785	7.64%	426,384	28,955	6.79%
Total interest earning assets	542,514	39,367	7.26%	528,879	37,054	7.01%	505,314	31,606	6.25%
Cash and due from banks	16,313			15,301			15,671		
Allowance for loan losses	(5,506)			(10,053)			(5,402)		
Premises and equipment	10,482			10,079			8,257		
Intangible assets	6,787			7,033			7,280		
Other assets	7,922			9,022			4,573		
Total assets	$ 578,512			$ 560,261			$ 535,693		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 73,731	$ 1,040	1.41%	$ 70,561	$ 793	1.12%	$ 60,785	$ 452	0.74%
Savings	91,429	2,472	2.70%	91,064	2,476	2.72%	89,407	1,393	1.56%
Time deposits	249,786	11,664	4.67%	242,093	9,969	4.12%	225,627	6,895	3.06%
Total interest bearing deposits	414,946	15,176	3.66%	403,718	13,238	3.28%	375,819	8,740	2.33%
Short-term borrowings	18,783	766	4.08%	13,680	400	2.92%	8,584	198	2.31%
Long-term debt	28,848	1,874	6.50%	28,342	1,863	6.57%	32,815	1,867	5.69%
Total interest bearing liabilities	462,577	17,816	3.85%	445,740	15,501	3.48%	417,218	10,805	2.59%
Noninterest-bearing demand deposits	59,101			60,099			64,339		
Other liabilities	2,458			3,315			2,116		
Shareholders' equity	54,376			51,107			52,020		
Total liabilities and shareholders' equity	$ 578,512			$ 560,261			$ 535,693		
Interest rate spread (4)			3.41%			3.53%			3.66%
Net interest income and net yield on earning assets (5)		$ 21,551	3.97%		$ 21,553	4.08%		$ 20,801	4.12%

(1) Interest income on tax-exempt loans and investment securities has not been calculated on a tax-equivalent basis.
(2) Nonaccruing loans are included in the average balances and income from such loans is recognized on a cash basis.
(3) Interest income includes immateral amounts of loan fees.
(4) Total interest earning assets yield less total interest bearing liabilities rate.
(5) Net yield equals net interest income divided by total interest earning assets.

Interest income for 2007 increased by $2,313,000 over the amount for 2006. For 2007, the Corporation's average amounts of investment securities increased by $19,658,000 and loans increased by $19,456,000 over the 2006 amounts and the amounts of federal funds sold decreased $25,115,000. The yield earned on taxable investment securities in 2007 was 81 basis points higher than in 2006, the yield on loans increased by 11 basis points and the yield on federal funds sold increased by 47 basis points.

Interest expense for 2007 increased by $2,315,000 over the 2006 amount. Average amounts of funds obtained from interest bearing transaction accounts increased slightly for 2007, average time deposits increased by $7,693,000, and short-term borrowings increased by $5,103,000. Long-term debt and savings deposits were substantially unchanged. Rates paid for interest bearing transaction accounts and time deposits increased by 29 and 55 basis points, respectively, for 2007. Rates paid for short-term borrowings increased by 116 basis points and the rate paid for long-term debt decreased by 7 basis points. . Long-term debt is composed of fixed rate advances from the Federal Home Loan Bank of Atlanta and $10,300,000 of variable-rate junior subordinated debt. The subordinated debt reprices quarterly and is indexed to the three-month LIBOR rate plus 280 basis points.

Interest rate spread, which represents the difference between the yield on earning assets and the rate paid for interest bearing liabilities, decreased by 12 points in 2007 compared with 2006 and the net yield on earning assets decreased by 11 basis points.

For 2006, average loans, including loans held for sale increased only slightly over the average amount for 2005. However, the average yield on loans increased by 85 basis points, resulting in an increase of $3,830,000 in interest income on those assets. The average amounts invested in taxable investment securities during 2006 increased by $5,339,000, or 9.9%, over the average amount of such investments for 2005. In addition, the average yield on those investments increased to 4.16% for 2006 from 3.25% for 2005. Consequently, interest income on taxable investment securities for 2006 increased by $712,000. Similarly, the 2006 average amount of federal funds sold increased by $15,683,000, or 87.6% over the 2005 average amount, and the yield earned in 2006 was 96 basis points higher than in 2005. Interest income on federal funds sold for 2006 increased by $872,000. Average interest-bearing deposit accounts for 2006 were significantly higher than for 2005, with a growth rate of 7.4%. The rates paid for those deposits increased, also, and the rate differentials associated with savings and time deposits accounted for the majority of the $4,498,000 increase in deposit interest expense for 2006.

Time deposits are the largest category of the Corporation's deposit liabilities. Interest rates paid for such liabilities increased during 2006. Accordingly, interest expense associated with those deposits increased to $9,969,000 in 2006 from $6,895,000 in 2005. The average rates paid for time deposits increased to 4.12% in 2006 from 3.06% in 2005. Interest expenses for short-term borrowings more than doubled in 2006 from 2005, due to both increased rates and higher volumes. Long-term debt is composed of fixed rate advances from the Federal Home Loan Bank of Atlanta and $10,300,000 of variable-rate junior subordinated debt. The subordinated debt reprices quarterly and is indexed to the three-month LIBOR rate plus 280 basis points.

The table "Volume and Rate Variance Analysis" provides a summary of changes in net interest income resulting from changes in volume and changes in rate. The changes in volume are the difference between the current and prior year's balances multiplied by the prior year's rate. The changes in rate are the difference between the current and prior year's rate multiplied by the prior year's balance.

Volume and Rate Variance Analysis

	2007 compared with 2006			2006 compared with 2005		
	Volume *	Rate *	Total	Volume *	Rate *	Total
	(Dollars in thousands)					
Interest earning assets						
Interest-bearing deposits with other banks	$ (22)	$ (40)	$ (62)	$ 70	$ (1)	$ 69
Investment securities - taxable	939	546	1,485	187	525	712
Investment securities - tax exempt	(16)	6	(10)	(44)	9	(35)
Federal funds sold	(1,226)	143	(1,083)	665	207	872
Loans, including held for sale	1,503	480	1,983	188	3,642	3,830
Interest income	1,178	1,135	2,313	1,066	4,382	5,448
Interest bearing liabilities						
Interest bearing deposits						
Interest bearing transaction accounts	37	210	247	82	259	341
Savings	10	(14)	(4)	26	1,057	1,083
Time deposits	325	1,370	1,695	534	2,540	3,074
Total interest bearing deposits	372	1,566	1,938	642	3,856	4,498
Short-term borrowings	178	188	366	139	63	202
Long-term debt	33	(22)	11	(273)	269	(4)
Total interest expense	583	1,732	2,315	508	4,188	4,696
Net interest income	$ 595	$ (597)	$ (2)	$ 558	$ 194	$ 752

* The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variance.

The current interest rate environment is potentially volatile. While actions have been taken recently by central banks worldwide to provide liquidity for capital markets, the willingness and ability of those institutions to continue in those efforts is not known.

At year-end 2007, management estimates that a 100 basis point shift in interest rates, in either direction, would have a minimal effect on the Bank's net interest income and net income. However, changes in interest rates that can significantly affect the Corporation, positively or negatively, are possible. In the absence of significant changes in market interest rate levels, any significant changes in net interest income during 2008 are expected to result from changes in the volumes of interest earning assets and liabilities. Management expects to continue using its marketing strategies to increase the Corporation's market share of both deposits and quality loans within its market areas.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the adequacy of the related allowance for loan losses. Provisions for loan losses totaled $3,155,000, $2,950,000, and $9,637,000, for the years ended December 31, 2007, 2006 and 2005, respectively. Net charge-offs for 2007 were $2,474,000, compared with $9,929,000 and $2,038,000 for 2006 and 2005, respectively.

As previously reported, during the second half of 2004, management became aware of credit quality concerns relative to the loan portfolio of one of its then subsidiary banks which resulted in an overall provision of $5,102,000 for the year. In 2005, the Corporation's external loan review firm reviewed the larger loan relationships at that subsidiary. Based on those reviews and further analysis by management significant increases were recorded in the Corporation's loan loss provision, resulting in a provision of $9,637,000 for the year. In 2006, the loan loss provision was reduced significantly, mostly as a result of improvements in risk management and problem loan administration made during 2005 and 2006.

Management has made numerous improvements in the lending area, including new credit administration personnel, improved risk management systems, more extensive loan review, redesigned loan approval processes, increased use of technology and more active management of problem and potential problem loans. In the opinion of management, absent unforeseen changes in the local or national economies, these changes have significantly reduced the probability that loan loss provisions comparable to the levels recorded in 2004 through 2007 will be needed in the future.

See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses," and "The Application of Critical Accounting Policies" for further discussion of the loans and provisions for loan losses referenced above and a discussion of the methodology used and the factors considered by management in its estimate of the allowance for loan losses.

Noninterest Income

Noninterest income for 2007 decreased by $1,512,000, or 18.2%, from the 2006 amount primarily due to a decrease in mortgage brokerage income of $1,168,000 and a loss of $998,000 from the sale of a group of loans in the fourth quarter of 2007. A $712,000 non-recurring gain on the sale of other investments partially offset those reductions. Prior to the merger of the four former subsidiary banks, each of the banks held an equity investment in the Silverton Bank, N. A. (formerly the Bankers Bank), from which various correspondent services were obtained. Subsequent to the merger, CRB management believed that its equity investment was too high and elected to reduce it substantially, resulting in the recorded gain. Service charges on deposit accounts increased by $266,000, or 7.5%, for 2007.

Noninterest income for 2006 increased by $303,000, or 3.8%, over the 2005 amount primarily as a result of a $514,000 gain realized on the sale of approximately $8,162,000 of loans.

Noninterest Expenses

Noninterest expenses for 2007 increased by $1,872,000, or 9.7%, over the 2006 amount. Salaries and employee benefits increased by $760,000, or 7.0%, much of which was related to the hiring of new loan officers; premises and equipment expenses increased by $135,000, or 6.0%; and the provision for recourse liability with respect to mortgage loans sold increased by $444,000, or 308.3%, over the 2006 amount. Other expenses increased by $632,000, or 15.1%, over the 2006 amount.

CRB's branch network continues to expand, and the Bank's newest office opened in January 2008. As a result, more personnel are required to staff the new branch offices, telephone and other utility expenses increase, and initial and ongoing advertising expenses are incurred. In connection with its mortgage loan origination and sales activities, and as a result of its sales of other loans, CRB makes standard representations and warranties. To recognize its potential exposure under those representations and warranties, an allowance for recourse liabilities is included in other liabilities. Provisions for recourse liabilities are charged or credited to earnings so that the liability account as of each reporting date is sufficient to aborb expected claims. Claims settled related to such liabilities are charged to the liability account. The Bank only has liability in limited circumstances when certain defects in the original underwriting of the loan can be demonstrated.

Noninterest expenses for 2006 increased by $1,836,000, or 10.6%, over the 2005 amount. An increase of $1,288,000 in salaries and employee benefits was largely responsible for this increase. In addition, marketing and supplies expenses increased significantly, on a temporary basis, as a result of the former Orangeburg bank's name change and the consolidation of the former banking subsidiaries into the Bank.

Income Taxes

Income tax expense for 2007 was $1,519,000, a decrease of $1,154,000 from the amount for 2006. Income tax expense for 2006 was $2,673,000, or $1,908,000 more than the 2005 amount. Differing amounts of income tax expense amounts resulted directly from variations in the amounts of income before income taxes each year. The effective income tax rate (income tax expense divided by income before income taxes) was 37.1%, 34.8%, and 43.1% for 2007, 2006 and 2005, respectively. The effective tax rate for 2005 was abnormally high because South Carolina required that each of the four former subsidiary banks file a separate income tax return. One of the subsidiary banks recorded a loss for 2005. South Carolina bank tax is based on a bank's net income for financial reporting purposes but does not provide any offsetting benefit for operating losses.

INVESTMENT PORTFOLIO

The Corporation's investment portfolio consists primarily of short- and intermediate-term debt issues of government-sponsored enterprises such as the Federal Home Loan Bank, the Federal Farm Credit Bank and the Federal National Mortgage Association. Investment securities averaged $84,104,000 in 2007, $64,446,000 in 2006, and $60,336,000 in 2005.

During the fourth quarter of 2007, $2,600,000 of securities matured and approximately $20,485,000 were redeemed by the issuers prior to maturity. Management did not reinvest the proceeds of those maturities and redemptions into other securities. Instead, those proceeds were used primarily to reduce short-term borrowings.

The table below summarizes the amortized cost (book value) and estimated fair value of the Corporation's investment portfolio for the past three years.

Securities Portolio Composition

	December 31,					
	2007		2006		2005	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
			(Dollars in thousands)			
Securities available-for sale						
Government-sponsored enterprises	$ 54,659	$ 55,137	$ 82,145	$ 81,739	$ 55,781	$ 54,917
States and political subdivisions	2,712	2,731	3,032	3,044	3,754	3,784
Total available for sale	$ 57,371	$ 57,868	$ 85,177	$ 84,783	$ 59,535	$ 58,701
Securities held-to-maturity						
States and political subdivisions	$ 1,650	$ 1,650	$ 1,750	$ 1,750	$ 1,850	$ 1,820

The following is a summary of maturities and weighted average yields of securities as of December 31, 2007:

Securities Portfolio Maturities and Yields

	December 31, 2007									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
Government-sponsored enterprises	$ 11,492	3.99%	$ 25,078	5.06%	$ 13,011	5.63%	$2,058	6.09%	$ 51,639	5.01%
States and political subdivisions (1)	703	3.74%	2,028	4.04%	1,650	3.50%	-	0.00%	4,381	3.79%
Mortgage-backed securities (2)	596	3.17%	-	0.00%	9	8.03%	2,893	5.95%	3,498	5.48%
Total	$ 12,791	3.94%	$ 27,106	4.98%	$ 14,670	5.39%	$4,951	6.01%	$ 59,518	4.94%

(1) Yields on tax-exempt securities of states and political subdivisions have not been calculated on a tax-equivalent basis.
(2) Maturity category based on final stated maturity dates. Average maturity is expected to be substantially shorter because of the monthly return of principal on certain securities.

On an ongoing basis, management assigns securities upon purchase into one of two categories (available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Corporation has never held securities for trading purposes. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2005 through 2007.

During the first nine months of 2007, the Corporation's securities portfolio decreased by approximately $4,164,000. During the fourth quarter, securities decreased by $22,851,000. Substantially all of the decrease was attributable to early redemption of securities issued by government-sponsored enterprises.

During 2006, the composition of the securities portfolio changed significantly. Most notably, the amount invested in securities at year-end 2006 was approximately $26,000,000 more than the amount at the end of 2005. This increase resulted from growth in deposits which was not matched by loan growth. Interest rates associated with investment securities, particularly for those with maturities in the near- to mid-term, have become more attractive in recent years. The Bank purchased approximately $43,449,000 of securities issued by government-sponsored enterprises throughout 2006.

During the years ended December 31, 2007, 2006 and 2005, the Corporation sold investment securities for gross proceeds of $0, $0, and $4,412,000, respectively. Realized (losses) and gains on those transactions were $0, $0, and ($10,000) for the years ended December 31, 2007, 2006 and 2005, respectively. During 2007 and 2006, securities that imposed early redemption penalties on their issuers were redeemed early, and the Bank realized gains of $2,000 and $1,000, respectively, on those transactions. Securities may be sold to provide liquidity, to reduce interest rate risk, or for other reasons. There were no sales of held-to-maturity securities in any of the periods presented.

All mortgage-backed securities held by the Corporation are considered "pass-through" securities, the least risky form of mortgage backed securities, and were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association. These securities do not have any "subprime" mortgages as part of their underlying collateral.

LOAN PORTFOLIO

Management believes the loan portfolio is adequately diversified. Nevertheless, the Bank considers that credit concentrations exist if the outstanding direct or indirect borrowings plus any unfunded commitments to the same, or similarly situated, loan customers exceed 25% of the Bank's capital. As of December 31, 2006, the Bank had loans, or commitments to fund loans, totaling $25,797,000, or 48% of the Bank's capital, outstanding to builders for construction of speculative 1-4 family residences. As of December 31, 2007, the concentration threshold was approximately $14,032,000. During 2007, the Bank reduced its exposure and, as of December 31, 2007, approximately $9,429,000 of loans for construction of speculative 1-4 family residences was outstanding.

The Bank's internal loan policy and bank regulatory guidance outline loan-to-value requirements for normal underwriting. On occasion, the Bank may make loans that exceed those parameters. As of December 31, 2007, $35,591,000 of the Bank's loans, or 63% of the Bank's capital, had loan-to-value ratios that exceeded those guidelines. Generally, these loans were made to customers with better than average risk profiles. Loans with high loan-to-value ratios may increase the risk inherent in our loan portfolio. Management intends to reduce the overall level of these loans as expeditiously as possible.

The Corporation has a geographic concentration of loans within the Bank's market area because of the nature of its business. The Corporation monitors loan concentrations by NAICS codes. At December 31, 2007, the Corporation had loan concentrations of $81,695,000 in Real Estate, $20,637,000 in Religious, Grant making, Civic and Other Similar Organizations, and $20,058,000 in Building Construction. There are no other significant concentrations of loans in any particular individual, industry or groups of related individuals or industries and there are no foreign loans.

The following table shows the composition of the loan portfolio by category:

Loan Portfolio Composition

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Commercial, financial and agricultural	$ 71,249	$ 86,080	$ 95,023	$ 96,275	$ 84,844
Real estate – construction	49,898	40,541	37,923	29,968	23,590
Real estate - mortgage	313,178	253,423	243,837	230,986	188,530
Consumer installment	29,714	29,676	37,201	36,420	35,142
Total loans – gross	$ 464,039	$ 409,720	$ 413,984	$ 393,649	$ 332,106

Commercial, financial, and agricultural loans, primarily representing loans made to small and medium size businesses, may be made on either a secured or an unsecured basis. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and debt service capacity can deteriorate because of downturns in national and local economic conditions. The Bank's Loan Committee is responsible for overseeing the credit granting and monitoring processes. The Corporation's Chief Credit Officer has specific authority over significantly large loan requests, ranging up to $2 million.

Real estate loans consist of construction and development loans and other loans secured by mortgages. Because the Corporation's subsidiary is a community bank, real estate loans comprise the bulk of the loan portfolio. As shown in the preceding table, most of the growth in the loan portfolio since the end of 2003 has been in real estate loans. During 2007, loans secured by real estate increased by $69,112,000, or 23.5%.

Consumer installment loans to individuals are generally for personal, automobile, or household purposes and may be secured or unsecured.

Mortgage Division

The Bank does not generally compete with 15 and 30 year fixed rate secondary market mortgage interest rates, so it has historically elected to pursue the origination of mortgage loans that could easily be sold into the secondary mortgage market through its mortgage division, Community Resource Mortgage. These loans are generally pre-qualified with various underwriters to facilitate the sales process. In 2007, 2006 and 2005, the Corporation sold $132,465,000, $238,033,000, and $213,195,000, respectively, of such loans. The Bank may originate mortgage loans for its own loan portfolio, but such loans are usually for a shorter term than loans originated to sell and usually have a variable rate or the terms of the loans require that the interest rate be adjusted to the current market rate within a three to five year term.

Loans sold by the mortgage division include certain standard industry representations and warranties. In some limited circumstances, the Bank may be required to buy back the original loan. During the third quarter 2007, the Bank identified $1.1 million of sold loans with which it identified some loss potential. The Bank recognized a specific $500,000 loss provision expense for these loans originated and sold by the wholesale department of our mortgage division, as a result of early payment defaults or defects in initial underwriting. This provision amount is included in other noninterest expenses in the consolidated income statements.

In January 2008 the Bank announced its plan to restructure the Mortgage Division, resulting in the elimination of up to 14 jobs. The reduction in staff results primarily from an exit from the wholesale mortgage brokerage business, which originated home mortgages through unaffiliated, outside brokers. The Mortgage Division intends to now focus exclusively on lending directly to consumers through its offices and the Bank's branch offices throughout central South Carolina and the Pee Dee.

The reduction in staff represents 40% of the Mortgage Division's employees and 6% of the Bank's total number of employees. Management anticipates substantial cost savings.

Based on historical operations over the past few years, management determined that the returns and risks from the wholesale mortgage brokerage business did not justify continuing in that line of business. Management believes that this change will provide for less risk going forward and, in all probability, a less volatile earnings stream for the Bank.

Unsecured Loans

The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to its most credit-worthy customers. Unsecured loans accommodate the credit needs of those customers and provide the Bank the opportunity to earn additional interest income through pricing commensurate with the loans' increased risk. As of December 31, 2007, the Corporation had approximately $21,500,000, or 4.6% of its loan portfolio in unsecured loans, compared with approximately $23,000,000, or 5.6% of its loan portfolio, as of December 31, 2006. Such loans are made on the basis of management's evaluation of the customer's ability to repay and net worth.

As of December 31, 2007, unsecured loans totaling $6,000 were included in nonaccrual loans and $133,000 of such loans were included in potential problem loans.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity and interest sensitivity distribution of the Corporation's loans, by type, as of December 31, 2007 as well as the type of interest requirement on loans due after one year.

	December 31, 2007			
	Within one year	After one year but within five years	After five years	Total
	(Dollars in thousands)			
Commercial, financial and agricultural	$ 26,568	$ 38,495	$ 6,186	$ 71,249
Real estate	98,605	183,990	80,481	363,076
Consumer installment	8,623	19,037	2,054	29,714
Total	$ 133,796	$ 241,522	$ 88,721	$ 464,039
Predetermined rate, maturity greater than one year	$ -	$ 202,049	$ 42,489	$ 244,538
Variable rate or maturity within one year	$ 133,796	$ 39,473	$ 46,232	$ 219,501

There were no loans accounted for as troubled debt restructurings during any of the periods above.

Loan Sales

During the fourth quarter of 2007, the Corporation sold loans with a book value of $4,829,000 realizing a loss of $998,000. At the time of the sale, $1,570,000 of the loans were classified as potential problem loans and the remainder of the loans were not adversely classified, but had characteristics that made their sale desirable.

During 2006, management determined that there was a secondary market demand for certain of the Corporation's real estate secured credits and sold $8.1 million in such loans, and realized a gain of $514,000. $1.3 million of the loans sold were problem loans and the remaining $6.8 million were potential problem loans.

Impaired Loans, Other Nonperforming Loans and Potential Problem Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonaccrual loans. Loans that are 90 days or more past due and still accruing interest represent loans with significant performance issues, but where management believes that each loan's collateral position provides enough protection that the Bank expects full recovery of principal and interest on the loan. Following is a summary of the Corporation's nonaccrual and other nonperforming loans included in total loans at December 31 of each year shown:

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Nonaccrual loans	$ 6,542	$ 4,714	$ 11,651	$ 4,941	$ 2,595
Accruing loans 90 days or more past due	-	232	729	137	146
Total	$ 6,542	$ 4,946	$ 12,380	$ 5,078	$ 2,741
Total as a % of outstanding loans	1.41%	1.21%	2.99%	1.29%	0.83%
Impaired loans (included in non accrual)	$ 6,542	$ 4,714	$ 11,651	$ 4,941	$ 2,595
Impaired loans a percentage of allowance for loan losses	122.44%	101.12%	100.09%	113.66%	61.70%

Gross income that would have been recorded for the years ended December 31, 2007, 2006 and 2005, if nonaccrual loans had been performing in accordance with their original terms was approximately $542,000, $429,000, and $448,000, respectively. No material amounts of interest income were recognized in 2007, 2006 and 2005 on non-accrual loans.

The Corporation's accounting policies on nonaccrual and impaired loans are discussed in Note 2 to the consolidated financial statements.

Potential problem loans, a lower level of concern than impaired and nonperforming loans, are defined as loans where information about the borrowers' possible credit problems causes management to have serious doubts about the borrowers' ability to comply with the present repayment terms and which may result in disclosure in the future as impaired or non-performing loans. At December 31, 2007, the Corporation had identified $15,155,000, or 3.27%, of the loan portfolio, as potential problem loans, of which only approximately $133,000 was unsecured. This is a decrease of $236,000, or 1.5%, from the amount as of December 31, 2006. The amount of potential problem loans does not represent management's estimate of potential losses since a significant portion of these loans are secured by real estate and other forms of collateral.

The following table is a summary of nonperforming loans and potential problem loans for each of the past eight quarters.

	Nonaccrual Loans	90 Days or More Past Due and Still Accruing	Total Nonperforming Loans	Percentage of Total Loans	Potential Problem Loans	Percentage of Total Loans
			(Dollars in thousands)			
December 31, 2005	11,651	729	12,380	2.99%	29,313	7.08%
Net change	3,128	949	4,077		(2,767)	
March 31, 2006	14,779	1,678	16,457	3.94%	26,546	6.36%
Net change	(3,628)	(1,476)	(5,104)		(3,461)	
June 30, 2006	11,151	202	11,353	2.71%	23,085	5.51%
Net change	(2,483)	175	(2,308)		(219)	
September 30, 2006	8,668	377	9,045	2.19%	22,866	5.55%
Net change	(3,954)	(145)	(4,099)		(7,475)	
December 31, 2006	4,714	232	4,946	1.21%	15,391	3.76%
Net change	1,612	(65)	1,547		(1,143)	
March 31, 2007	6,326	167	6,493	1.53%	14,248	3.36%
Net change	(1,169)	(167)	(1,336)		385	
June 30, 2007	5,157	-	5,157	1.15%	14,633	3.27%
Net change	2,323	-	2,323		1,332	
September 30, 2007	7,480	-	7,480	1.64%	15,965	3.50%
Net change	(938)	-	(938)		(810)	
December 31, 2007	$ 6,542	$ -	$ 6,542	1.41%	$ 15,155	3.27%

Overall, nonaccrual loans increased by $1,828,000, or 38.8%, during 2007. Most of this increase is attributable to two unrelated commercial loans made in the Florence region which total $2.4 million, roughly 37% of the total nonaccrual loans at year end.

During the first quarter of 2007, nonperforming loans increased by $1,612,000. This increase was primarily impacted by the addition of a $1 million real estate secured acquisition and development loan. Other elements of the increase involved a small number of real estate secured loans that migrated from potential problem loan status.

During the second quarter of 2007, nonperforming loans decreased by $1,336,000 while potential problem loans increased by $385,000. The major component of the improvement in nonperforming loans was the transfer of a single $750,000 commercial loan to other real estate owned. The Company ultimately sold this property at auction during December 2007 and recognized a loss on the sale of $224,000. Also, during the month of April, $600,000 of the nonperforming loans paid off without loss to the Bank.

During the third quarter of 2007, nonperforming loans increased by $2,323,000 and potential problem loans increased by $1,332,000. The most significant component of the increase in non-performing assets was the addition of a single $1.6 million loan from our Florence region. This is a real estate secured loan, which management estimates has a low potential for loss. Subsequent to the end of the quarter, the loan was brought current. The major components of the increase in potential problem loans were two large, secured, commercial loans with structural weaknesses, which are nonetheless generating debt service.

During the fourth quarter of 2007, nonperforming loans decreased by $938,000 and potential problem loans decreased by $810,000. The most significant component of the decrease in nonperforming loans was the result of chargeoffs, concentrated in the Sumter region.

During 2006, management focused on reviewing and establishing workout or collection plans or providing other credit enhancements for all significant nonperforming and potential problem loans. For some loans, that was not possible so management chose to charge-off the remaining balances.

During the second quarter of 2006, management settled a loan relationship of $1,450,000 that was included in nonaccrual loans as of March 31, 2006, realizing a recovery of approximately $350,000.

During the third quarter of 2006, approximately $829,000 of loans were first recognized as nonaccrual loans. Of the $2,483,000 net decrease in nonaccrual loans during the third quarter of 2006, approximately $1,357,000 was attributable to write-downs or charge-offs. The remainder of the net decrease represents payments received, amounts refinanced with significant credit enhancements and returned to accruing status, and loans paid in full during the period.

During the fourth quarter of 2006, approximately $1,455,000 of loans were first recognized as nonaccrual loans. In that same period $651,000 was removed from nonaccrual status due to sales and workouts, $1,293,000 was associated with the loan sale, and the remainder of the decrease was due to charge-offs.

Management will continue to monitor the levels of nonperforming loans and address the weaknesses in these credits in an attempt to enhance the ultimate collection or recovery of these assets. Management considers the levels and trends in nonperforming assets and potential problem loans in determining how the provision and allowance for loan losses is estimated and adjusted. In the opinion of management, the Corporation's allowance for loan losses at December 31, 2007 is adequate to provide for probable losses inherent in the loan portfolio.

Foreclosed Assets

Foreclosed assets were carried in the consolidated balance sheets at $852,000, $591,000, and $185,000 as of December 31, 2007, 2006 and 2005, respectively. Foreclosed assets are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses as of that date. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses.

ALLOWANCE FOR LOAN LOSSES

The table, "Analysis of the Allowance for Loan Losses," summarizes loan balances as of the end of each period indicated, averages for each period, changes in the allowance arising from mergers, charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Analysis of the Allowance for Loan Losses

	Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Total amount of loans outstanding at end of year	$ 464,039	$ 409,720	$ 413,984	$ 393,649	$ 332,106
Average amount of loans outstanding	$ 448,587	$ 429,131	$ 426,384	$ 371,061	$ 340,518
Allowance for loan losses - January 1	$ 4,662	$ 11,641	$ 4,347	$ 4,206	$ 3,573
Transfer of allowance for off-balance-sheet contingencies to other liabilities	-	-	(305)	-	-
Loans charged-off					
Real estate	1,871	4,129	99	1,293	250
Installment	391	520	432	387	247
Commercial and other	1,726	6,716	1,714	3,400	163
Total charge-offs	3,988	11,365	2,245	5,080	660
Recoveries					
Real estate	121	698	16	21	105
Installment	129	115	55	67	58
Commercial and other	1,264	623	136	31	11
Total recoveries	1,514	1,436	207	119	174
Net charge-offs	2,474	9,929	2,038	4,961	486
Provision for loan losses charged to expense	3,155	2,950	9,637	5,102	1,119
Allowance for loan losses - December 31	$ 5,343	$ 4,662	$ 11,641	$ 4,347	$ 4,206
Ratios					
Net charge-offs to average loans outstanding	0.55%	2.31%	0.48%	1.34%	0.14%
Net charge-offs to loans outstanding at end of year	0.53%	2.42%	0.49%	1.26%	0.15%
Allowance for loan losses to average loans	1.19%	1.09%	2.73%	1.17%	1.24%
Allowance for loan losses to total loans at end of year	1.15%	1.14%	2.81%	1.10%	1.27%
Net charge-offs to allowance for losses	46.30%	212.98%	17.51%	114.12%	11.55%
Net charge-offs to provision for loan losses	78.42%	336.58%	21.15%	97.24%	43.43%

The Corporation operates a community bank in South Carolina under a national bank charter. Under the provisions of law and regulations governing banks, the Bank's Board of Directors is responsible for determining the adequacy of its loan loss allowance. In addition, the bank is supervised and regularly examined by the Office of the Comptroller of the Currency (the "OCC"), the primary regulator for national banks. As a normal part of a safety and soundness examination, bank examiners assess and comment on the adequacy of a bank's allowance for loan losses and may require that changes be made in the allowance.

It is the policy of the Corporation and its subsidiary bank to maintain an allowance for loan losses which achieves the following objectives:

- Maintenance of the allowance at a level that is adequate to absorb all estimated inherent losses in the loan and lease portfolio;
- Evaluation and calculation of the adequacy of the allowance with a sound and consistent analytical framework based on historical data adjusted for current conditions in conformity with generally accepted accounting practices and all applicable banking and regulatory guidance; and
- Reflection in the allowance of all significant, existing conditions affecting the ability of borrowers to repay their obligations.

Management reviews its allowance for loan losses utilizing three broad loan categories: commercial, financial and agricultural, real estate, and consumer installment. Within these categories, the allowance for loan losses is composed of specific allocations and general loan pool amounts. Specific allocation is made for larger impaired loans in each loan category. Smaller impaired loans in each category are assigned the average loss percentage of the large impaired loan specific allocation. All general loan pool amounts are reserved by using historical losses within each category. Other factors considered are changes in policies and procedures, economic conditions, portfolio changes, lending personnel experience, trend analysis, credit concentrations, external factors, and the reports of the loan review system.

The loan risk grading system requires that lending officers assign a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Assigned risk grades are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the external credit review firm, which is independent of the lending function.

In early 2008, the Bank hired an internal Director of Loan Review. This officer is responsible for establishing credit analysis policies and standards, and developing and maintaining loan risk grading systems which help ensure compliance with Federal and State regulations and safe and sound banking practices. He is also responsible for preparation of a quarterly analysis of the adequacy of the Bank's Allowance for Loan Losses, and conducting ongoing qualitative reviews of credit underwriting, financial analysis, credit files and loan documentation. His review efforts will be supplemented by external firm reviews.

The following table presents the allocation of the Corporation's allowance for loan losses, as of December 31, 2003 through 2007, compared with the percentage of loans in the applicable categories to total loans.

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Amount allocated to loan category					
Commercial, financial and agricultural	$ 1,981	$ 1,050	$ 6,333	$ 1,960	$ 1,796
Real estate	2,784	3,076	4,831	1,907	1,800
Consumer installment	363	536	477	480	610
Total	$ 5,128	$ 4,662	$ 11,641	$ 4,347	$ 4,206

	December 31,				
	2007	2006	2005	2004	2003
Percentage of loans in category					
Commercial, financial and agricultural	15.4%	21.0%	23.0%	24.5%	25.5%
Real estate	78.2%	71.8%	68.0%	66.3%	63.9%
Consumer installment	6.4%	7.2%	9.0%	9.2%	10.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The following discussion presents specific factors that influenced management's judgment of the amounts of additions to the allowance through provisions charged to operating expenses for each of the years presented in the table.

In 2003, $1,119,000 was provided for loan losses, primarily due to growth in the loan portfolio and a significant increase in the amount of nonaccrual loans.

The $5,102,000 and $9,637,000 provisions for loan losses recorded for 2004 and 2005, respectively, resulted from the circumstances detailed in the section entitled *Provision for Loan Losses.*

In 2006, $2,950,000 was provided for loan losses, primarily due to identified weaknesses in the loan portfolio and recognized shortfalls in collateral values.

In 2007, $3,155,000 was provided for loan losses, primarily due to substantial growth in the loan portfolio and uncertainties related to potential weaknesses in real estate values and growing concerns about general economic activity.

DEPOSITS

The average deposits for the Corporation for the years ended December 31, 2007, 2006 and 2005 are summarized below:

	Years Ended December 31,					
	2007		2006		2005	
	Average balance	Average cost	Average balance	Average cost	Average balance	Average cost
	(Dollars in thousands)					
Noninterest-bearing demand	$ 59,101	-	$ 60,099	-	$ 64,339	-
Interest bearing transaction accounts	73,731	1.41%	70,561	1.12%	60,785	0.74%
Savings - regular	20,041	0.38%	20,327	0.77%	24,617	0.46%
Savings - money market	71,388	3.36%	70,737	3.28%	64,790	1.98%
Time deposits less than $100	146,585	4.88%	147,227	4.11%	136,087	2.97%
Time deposits greater than $100	103,201	4.37%	94,866	4.12%	89,540	3.19%
Total average deposits	$ 474,047		$ 463,817		$ 440,158	

Deposits are the primary source of funds for the Bank's lending and investing activities. Deposits are attracted principally from customers within the Bank's local market areas through the offering of a variety of products with varying features and by offering competitive interest rates.

At December 31, 2007 the Corporation had $109,204,000 in certificates of deposit of $100,000 or more. Approximately $38,645,000 mature within three months, $35,457,000 mature over three through six months, $32,336,000 mature over six months through twelve months and $2,766,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, can be attributed to planned growth by management. The majority of time deposits $100,000 and over is acquired within the Corporation's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2007, the Bank had no brokered certificates of deposit. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Corporation achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity.

SHORT-TERM BORROWINGS

The Corporation's short-term borrowings may consist of federal funds purchased and securities sold under agreements to repurchase, which generally have maturities ranging from daily to no more than four days, and general purpose lines of credit payable. As of December 31, 2007, short-term borrowings consisted solely of securities sold under agreements to repurchase totaling $9,893,000. These amounts are collateralized by investment securities and the interest rate is subject to change daily.

Summary information about total short-term borrowings is provided in the following table.

	December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Balance outstanding at end of year	$ 9,893	$ 12,948	$ 8,975
Weighted average interest rate at end of the period	2.97%	4.00%	4.26%
Interest expense	$ 766	$ 400	$ 198
Maximum outstanding at any month-end during the period	$ 35,322	$ 14,058	$ 8,975
Average outstanding during the period	$ 18,783	$ 13,680	$ 8,584
Weighted average interest rate during the period	4.08%	2.92%	2.31%

LONG-TERM DEBT

The Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB"). As such, it has access to long-term borrowing from the FHLB. As of December 31, 2007, the Bank had borrowed a total of $19,369,000 from the FHLB. The borrowings are secured by blanket liens on all qualifying first lien residential mortgage loans held by the Bank, specifically excluding such loans originated for resale on the secondary market.

In consideration of current market conditions during the first quarter of 2008, the Bank elected to borrow two new advances from the FHLB. In February 2008 the Bank borrowed $7.5 million at 2.167% with a ten year maturity, subject to quarterly call beginning in February 2009. The Bank also borrowed an additional $7.5 million at 2.526% with a five year maturity, subject to a one time call in February 2010.

During the second quarter of 2004, the Corporation sponsored the creation of SCB Capital Trust I (the "Trust"). The Trust issued securities totaling $10,310,000. The Trust invested the proceeds of its debt issuance by purchasing a like amount of junior subordinated debt issued by the Corporation. The amount of the Corporation's subordinated debt, subject to certain limitations, is includible in Tier 1 capital for purposes of computing the Corporation's regulatory required capital ratios.

RETURN ON EQUITY AND ASSETS

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2007, 2006 and 2005.

	Years Ended December 31,		
	2007	2006	2005
Return on assets (ROA)	0.44%	0.89%	0.19%
Return on equity (ROE)	4.73%	9.80%	1.94%
Dividend payout ratio	82.76%	38.94%	173.91%
Equity as a percent of assets	9.40%	9.12%	9.71%

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to attract deposits within the Bank's market area. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available-for-sale.

The Corporation maintains an available-for-sale investment securities portfolio. While investment securities purchased for this portfolio are generally purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. The Corporation also occasionally designates securities as held-to-maturity. Securities in that portion of the portfolio are generally not considered a primary source of liquidity. Management deliberately maintains a relatively short-term maturity schedule for its investments so that there is a continuing stream of maturing investments that enables the Corporation to supply liquidity to its loan portfolio and for customer withdrawals. In addition, to the extent that the Corporation must maintain continuing positions in investment securities due to pledging or other requirements, regular periodic maturities of investments helps to ensure that the Corporation invests funds throughout periods of changing rates which tends to mitigate the effects such changes have on the fair values of investment securities.

The Corporation has substantially more liabilities maturing in the next 12 months than it has assets maturing in the same period. The Corporation also has legal obligations to extend credit pursuant to loan commitments, lines of credit and standby letters of credit which totaled $12,372,000, $63,740,000, and $1,953,000, respectively, at December 31, 2007 (see Note 15 to the consolidated financial statements). However, based on its historical experience, and that of similar companies, the Corporation believes that it is unlikely that so many deposits would be withdrawn, without being replaced by other deposits, and extensions of credit would be required, that the Corporation would be unable to meet its liquidity needs with the proceeds of maturing assets, in the ordinary course of business.

The Corporation also maintains various federal funds lines of credit with correspondent banks and is able to borrow from the Federal Home Loan Bank of Atlanta and the Federal Reserve's discount window.

The Corporation, through the Bank, has a demonstrated ability to attract deposits from its market area. Deposits grew from $337,062,000 as of December 31, 2002 to $481,707,000 as of

December 31, 2007, a five year compound growth rate of 7.4%.

During 2007 the Corporation had substantial growth in its loan portfolio, in excess of $53 million. During the same period, the amounts held in federal funds and investments declined by $22 million and $27 million, respectively. Deposits were virtually unchanged during the year. The large amount of bonds called prior to maturity during 2007 created a source of liquidity for the expanding loan portfolio.

Management anticipates that growth in the loan portfolio will decrease in 2008. The Corporation plans to make concerted efforts to grow core deposits and anticipates that much of this growth will be used to increase the investment portfolio.

CAPITAL

Dividends

The Corporation exists as a legal entity distinct from its subsidiaries. Its main source of revenues consists of dividends paid to it by the Bank. The Bank is subject to various laws and regulations that limit the amounts of dividends that it may pay. In addition, the Corporation and the Bank are each subject to regulatory minimum capital adequacy guidelines. These regulatory restrictions have not historically hindered the Corporation's or the Bank's ability to pay reasonable dividends and no such restrictions are anticipated in 2008.

During 2007, the Corporation received dividends from the Bank totaling $3,000,000. Subject to restrictions imposed by federal regulations, the Board of Directors of the Bank could have declared additional dividends from retained earnings of up to approximately $3,955,000 as of December 31, 2007. As of January 1, 2008, the effect of those restrictions was to further restrict the amount of dividends that the Bank could declare to $3,452,000. The Corporation made dividend payments to shareholders of $2,142,000, $1,952,000 and $1,761,000 during 2007, 2006 and 2005, respectively.

Capital Adequacy

The Federal Reserve and federal bank regulatory agencies have adopted risk-based capital standards for assessing the capital adequacy of bank holding companies and financial institutions. Under the risk-based capital requirements, the Corporation and the Bank are required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance-sheet activities, such as letters of credit) of 8%. At least half of total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock and certain hybrid instruments, less certain intangibles ("Tier 1 Capital"). The remainder may consist of certain subordinated debt or hybrid capital instruments, qualified preferred stock and a limited amount of the allowance for loan losses ("Tier 2 Capital," which, along with Tier 1 Capital, composes "Total Capital"). Unrealized gains and losses on available-for-sale securities generally are excluded from the calculation of the risk-based capital ratios. To be considered well-capitalized under the risk-based capital guidelines, a bank must maintain a total risk-weighted capital ratio of at least 10% and a Tier 1 risk-weighted ratio of at least 5%.

Each of the Federal bank regulatory agencies also has established minimum leverage capital requirements for banking organizations. Pursuant to these requirements, banking organizations generally must maintain a minimum ratio of Tier 1 Capital to adjusted average quarterly assets equal to from 4% to 5%, subject to federal bank regulatory evaluation of the institution's overall safety and soundness.

Federal regulators may also categorize an institution as less than well-capitalized based on subjective criteria. Management believes that there are no existing conditions or events that would cause such regulators to do so with respect to the Corporation or the Bank.

Under the risk-based capital standards and pursuant to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, federal bank regulatory agencies are required to implement prescribed "prompt corrective actions" if an institution's capital position deteriorates to specified levels. The corrective actions become increasingly stringent as the capital position continues to deteriorate.

The Bank is considered to be "well capitalized" for regulatory purposes. Detailed information on the Corporation's and the Bank's capital positions can be found in Note 19 to the consolidated financial statements.

During the first quarter of 2004, the Corporation acquired $10,310,000 in proceeds from the issuance of junior subordinated debt. Of this amount, $3,000,000 was used to provide additional capital to two of the former bank subsidiaries, approximately $1,400,000 was used to repay a short-term line of credit of the mortgage subsidiary and approximately $635,000 was used to repay the Corporation's short-term borrowings. The remainder is being used for the Corporation's general corporate purposes. Under current Federal Reserve policy, the Corporation is allowed to treat the junior subordinated debt, subject to certain limitations, as Tier 1 Capital for capital adequacy purposes.

INFLATION

The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more affected by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates. The rate of inflation, as measured by the average change in the Consumer Price Index for All Urban Consumers, has been moderate over the past several years at about 4.1% in 2007, 2.5% in 2006 and 3.4% in 2005. Prospects appear reasonable for continued moderate inflation, despite risks related to energy prices and the political and military situation in the Middle East. Although inflation does not normally affect a financial institution as dramatically as it does businesses with large investments in plants and inventories, it does have an effect. During periods of high inflation there are usually corresponding increases in the money supply and banks experience above-average growth in assets, loans, and deposits. General increases in the prices of goods and services also result in increased operating expenses. Further, inflation may adversely affect the Corporation's customers and indirectly affect the business of the Corporation.

OFF-BALANCE-SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

The Corporation presently only engages in limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Corporation has entered into to which an entity unconsolidated with the registrant is a party and, under which the Corporation, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee or similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented), in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit support to, or engages in leasing, hedging or research and development services with, the Corporation.

The Corporation's off-balance sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual or notional amounts of those arrangements:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Loan commitments	$ 12,372	$ 21,833
Unfunded commitments under lines of credit	63,740	49,104
Standby letters of credit	1,953	2,545

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises.

The Corporation's contractual obligations are summarized in the following table.

	December 31, 2007				
		Payments due by period			
	Total	Less than 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	After 5 Years
	(Dollars in thousands)				
Contractual Obligations					
Time deposits	$ 252,316	$ 242,536	$ 8,696	$ 1,084	$ -
Long-term debt	29,679	2,500	9,200	7,500	10,479
Operating lease obligations	5,792	430	555	478	4,329
Total	$ 287,787	$ 245,466	$ 18,451	$ 9,062	$ 14,808

In March 2007, the Bank entered into an agreement to construct a new branch banking office on Clemson Road in northeast Richland County for a cost of approximately $800,000. The office opened for business in January of 2008.

Loans sold by the Bank's Mortgage Division include certain standard industry representations and warranties. In some limited circumstances, the Bank may be required to buy back the original loan and such repurchases may result in a loss to the Bank. At year end the Bank had an allowance for such loss contingencies of $387,000.

THE APPLICATION OF CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the policy relating to the allowance for loan losses discussed in the section entitled "Allowance for Loan Losses" may involve a higher degree of judgment and complexity in its application and represents a critical accounting policy used in the preparation of the Corporation's financial statements. In addition, the valuation of deferred tax assets represents a similar critical accounting policy. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

IMPACT OF RECENT ACCOUNTING CHANGES

Servicing of Financial Assets - The provisions of Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" were effective January 1, 2007. This Statement potentially simplifies the accounting for separately recognized loan servicing assets and liabilities and any financial instruments used to hedge risks associated with those assets and liabilities. Under SFAS 156, separately recognized servicing assets and liabilities are accounted for initially at fair value, if practicable, and subsequently are accounted for either at fair value or amortized over the economic lives of the related loans. If the fair value method of subsequent valuation is elected, SFAS No. 156 permits income statement recognition of the potential offsetting changes in the fair values of the financial servicing rights and liabilities and the derivative instruments used to hedge them in the same accounting period. The Corporation currently has no separately recognized loan servicing rights or liabilities and adoption in 2007 had no effect on the Corporation's consolidated financial statements.

Fair Value Measurements - The provisions of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Corporation). SFAS No. 157 defines fair value and establishes a framework for measuring fair value in GAAP. The Statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability (an exit price perspective). In addition, fair value should be viewed as a market-based measurement, rather than an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks and restrictions that may be associated with that asset or liability. SFAS No. 157 does not amend the definition of fair value used in conjunction with Share-Based Payments accounted for under SFAS No. 123(R). The adoption of SFAS No. 157 in 2008 did not have any effect on the Corporation's consolidated financial statements.

Fair Value Option – The provisions of Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Corporation). This Statement provides an entity the option to measure many financial instruments and certain other items at fair value. Changes in the fair values of items for which the option is selected will be recorded in the entity's earnings. The objective is to improve financial reporting by allowing entities to mitigate the earnings volatility that has resulted from the previously required application of different measurement attributes without the need to apply complex hedge accounting provisions. The Corporation does not currently apply the Statement's provisions to any items. Therefore, the adoption of the Statement in 2008 did not have nay effect on the Corporation's consolidated financial statements.

Accounting for Uncertainty in Income Taxes - The provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," clarify the accounting for uncertainty in income tax positions. FIN 48 prescribes a two-step evaluation process that includes both a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 were effective for the Corporation as of January 1, 2007. The adoption of FIN 48 had no effect on the Corporation's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Corporation's market risk arises principally from interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although the Corporation manages other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be its most significant market risk and this risk could potentially have the largest material effect on the Corporation's financial condition and results of operations. Other types of market risks such as foreign currency exchange risk and commodity price risk do not arise in the normal course of community banking activities.

Achieving consistent growth in net interest income is the primary goal of the Corporation's asset/liability function. The Corporation attempts to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. The Corporation seeks to accomplish this goal while maintaining adequate liquidity and capital. The Corporation's asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

The Corporation's Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates the Corporation's balance sheet and income statement under several different rate scenarios. The model's inputs (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase and decrease 100, 200 and 300 basis points. According to the model, as of December 31, 2007 the Corporation is positioned so that net interest income would decrease $145,000 and net income would decrease $93,000 if interest rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would increase $145,000 and net income would increase $93,000 if interest rates were to decline 100 basis points. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayment, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Corporation could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The following table summarizes the Corporation's interest sensitivity position as of December 31, 2007.

Interest Sensitivity Analysis

	Within 3 months	Within 4-12 months	Within 1-5 years	Over 5 years	Total
	(Dollars in thousands)				
Interest earning assets					
Interest-bearing deposits	$ 911	$ -	$ -	$ -	$ 911
Taxable investment securities	1,696	10,392	25,078	17,971	55,137
Tax exempt investment securities	301	402	2,028	1,650	4,381
Other investments	3,209	-	-	-	3,209
Federal funds sold	6,985	-	-	-	6,985
Loans held for sale (1)	3,209	-	-	-	3,209
Loans (2)	166,875	51,135	198,919	40,568	457,497
Total interest earning assets	183,186	61,929	226,025	60,189	531,329
Interest bearing liabilities					
Savings	$ 89,141	$ -	$ -	$ -	$ 89,141
Interest bearing transaction accounts	82,512	-	-	-	82,512
Time deposits < $100	47,330	88,768	7,014	-	143,112
Time deposits > $100	38,645	67,793	2,766	-	109,204
Short-term borrowings	9,893	-	-	-	9,893
Long-term debt	2,500	-	16,700	10,479	29,679
Total interest bearing liabilities	270,021	156,561	26,480	10,479	463,541
Interest sensitivity gap	$ (86,835)	$ (94,632)	$ 199,545	$ 49,710	$ 67,788
Cumulative gap	$ (86,835)	$ (181,467)	$ 18,078	$ 67,788	
RSA/RSL (3)	68%	40%			
Cumulative RSA/RSL (3)	68%	57%			

(1) Loans held for sale are reflected in the period of expected sale.

(2) Excludes nonaccrual loans totaling $6,542,000.

(3) RSA- rate sensitive assets; RSL- rate sensitive liabilities

The above table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amortizing fixed rate loans are reflected at the scheduled maturity date. Variable rate amortizing loans are reflected at the earliest date at which they may be repriced contractually. Deposits in other banks and debt securities are reflected at each instrument's ultimate maturity date. Overnight federal funds sold are reflected as instantly repriceable. Interest bearing liabilities with no contractual maturity, such as savings deposits and interest bearing transaction accounts, are reflected in the earliest repricing period. Fixed rate time deposits are reflected at their maturity dates.

The static interest rate sensitivity gap position, while not a complete measure of interest sensitivity, is also reviewed periodically to provide insights related to the static repricing structure of the Bank's assets and liabilities. At December 31, 2007 on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets by $181,467,000. This liability sensitive position is largely due to the assumption that the Bank's $171,653,000 in interest bearing transaction accounts, savings accounts, and money market accounts will reprice within a year. This assumption may or may not be valid, since these accounts vary greatly in their sensitivity to interest rate changes in the market. Rising interest rates would be likely to diminish net interest income of banks in a liability sensitive position if the assumption is valid and in the absence of other factors which would be likely to occur.

The Market Risk table, which follows this discussion, shows the Corporation's financial instruments that are sensitive to changes in interest rates. The Corporation uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, projected repayments, and prepayment of principal and potential calls. For core deposits without contractual maturity (i.e., interest checking, savings and money market accounts), the table presents principal cash flows based on management's judgment concerning their most likely runoff. The actual maturities and runoff could vary substantially if future prepayments, runoff and calls differ from the Corporation's historical experience.

	December 31, 2007								
	2007 Year-End Average Rate	2008	2009	2010	2011	2012	Thereafter	Balance	Estimated Fair Value
	(Dollars in thousands)								
Interest earning assets									
Interest-bearing deposits with other banks	6.51%	$ 911	$ -	$ -	$ -	$ -	$ -	$ 911	$ 911
Investment securities	4.94%	12,791	8,265	5,368	9,356	4,117	19,621	59,518	59,518
Federal funds sold	4.20%	6,985	-	-	-	-	-	6,985	6,985
Loans held for sale	6.40%	3,509	-	-	-	-	-	3,509	3,509
Loans	7.29%	154,762	62,731	66,190	37,811	56,623	85,922	464,039	462,077
Interest bearing liabilities									
Savings	2.21%	$ 17,829	$ 17,828	$ 17,828	$ 17,828	$ 17,828	$ -	$ 89,141	$ 89,141
Interest bearing transaction accounts	1.13%	16,503	16,503	16,502	16,502	16,502	-	82,512	82,512
Time deposits	5.15%	242,534	7,666	1,030	674	409	3	252,316	253,750
Total interest bearing deposits	3.75%	276,866	41,997	35,360	35,004	34,739	3	423,969	425,403
Short-term borrowings	2.97%	9,893	-	-	-	-	-	9,893	9,893
Long-term debt	5.99%	2,500	2,000	7,200	-	7,500	10,479	29,679	29,092

COMMUNITY BANKSHARES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of
Community Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares, Inc. and subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Columbia, South Carolina
March 24, 2008

s/ J. W. Hunt and Company, LLP

COMMUNITY BANKSHARES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2007	2006
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 18,701	$ 17,622
Federal funds sold	6,985	29,102
Total cash and cash equivalents	25,686	46,724
Interest-bearing deposits with other banks	911	1,926
Securities available-for-sale	57,868	84,783
Securities held-to-maturity (estimated fair value $1,650 for 2007 and $1,750 for 2006)	1,650	1,750
Other investments	3,209	3,246
Loans held for sale	3,509	9,235
Loans, net of allowance for loan losses of $5,343 for 2007 and $4,662 for 2006	458,696	405,058
Premises and equipment - net	10,820	10,307
Accrued interest receivable	3,547	3,821
Net deferred income tax assets	1,357	1,231
Goodwill	4,321	4,321
Core deposit intangible assets	2,345	2,591
Prepaid expenses and other assets	2,648	3,524
Total assets	$ 576,567	$ 578,517
Liabilities		
Deposits		
Demand, noninterest-bearing	$ 57,738	$ 61,693
Interest-bearing transaction accounts	82,512	81,052
Savings	89,141	97,168
Certificates of deposit of $100 and over	109,204	97,986
Other time deposits	143,112	145,722
Total deposits	481,707	483,621
Short-term borrowings	9,893	12,948
Long-term debt	29,679	26,188
Accrued interest payable	1,501	1,578
Accrued expenses and other liabilities	142	1,558
Total liabilities	522,922	525,893
Commitments and contingent liabilities		
Shareholders' equity		
Common stock - no par value, 12,000,000 authorized shares; issued and outstanding - 4,446,456 shares for 2007 and 4,441,220 shares for 2006	30,505	30,603
Retained earnings	22,812	22,382
Accumulated other comprehensive income (loss)	328	(361)
Total shareholders' equity	53,645	52,624
Total liabilities and shareholders' equity	$ 576,567	$ 578,517

See accompanying notes to consolidated financial statements.

COMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share)		
Interest and dividend income			
Loans, including fees	$ 34,768	$ 32,785	$ 28,955
Interest-bearing deposits with other banks	56	118	49
Debt securities			
Taxable	3,741	2,316	1,643
Tax exempt	170	180	215
Dividends	214	154	115
Federal funds sold	418	1,501	629
Total interest and dividend income	39,367	37,054	31,606
Interest expense			
Deposits			
Interest-bearing transaction accounts	1,040	793	452
Savings	2,472	2,476	1,393
Certificates of deposit of $100 and over	4,499	3,911	2,852
Other time deposits	7,165	6,058	4,043
Total interest on deposits	15,176	13,238	8,740
Short-term borrowings	766	400	198
Long-term debt	1,874	1,863	1,867
Total interest expense	17,816	15,501	10,805
Net interest income	21,551	21,553	20,801
Provision for loan losses	3,155	2,950	9,637
Net interest income after provision	18,396	18,603	11,164
Noninterest income			
Service charges on deposit accounts	3,805	3,539	3,395
Mortgage brokerage income	2,350	3,518	3,699
Gains (losses) on sales of securities	2	1	(10)
(Losses) gains on sales of loans	(998)	514	-
Gains on disposal of other investments	712	-	-
Deposit box rent	58	55	52
Bank card fees	-	22	35
Loan related insurance commissions	101	51	78
Other	764	606	754
Total noninterest income	6,794	8,306	8,003
Noninterest expenses			
Salaries and employee benefits	11,580	10,820	9,532
Premises and equipment	2,368	2,233	2,271
Marketing	662	537	421
Regulatory fees	272	313	275
Supplies	413	640	261
Director fees	262	287	312
FDIC insurance	126	57	57
Provision for recourse liabilities	588	144	63
Other	4,828	4,196	4,199
Total noninterest expenses	21,099	19,227	17,391
Income before income taxes	4,091	7,682	1,776
Income tax expense	1,519	2,673	765
Net income	$ 2,572	$ 5,009	$ 1,011
Earnings per share			
Basic	$ 0.58	$ 1.13	$ 0.23
Diluted	0.57	1.11	0.22

See accompanying notes to consolidated financial statements.

COMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Accumulated	
	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
	(Dollars in thousands, except per share)				
Balance, January 1, 2005	4,390,784	$30,042	$20,075	$ (90)	$50,027
Comprehensive income					
Net income	-	-	1,011	-	1,011
Unrealized net holding losses arising during the period, net of income tax effects of $253	-	-	-	(451)	(451)
Reclassification adjustment, net of income tax effects of $4	-	-	-	6	6
Total other comprehensive income (loss)	-	-	-	-	(445)
Total comprehensive income	-	-	-	-	566
Sale of common stock	775	14	-	-	14
Exercise of stock options	12,744	146	-	-	146
Cash dividends ($.40 per share)	-	-	(1,761)	-	(1,761)
Balance, December 31, 2005	4,404,303	30,202	19,325	(535)	48,992
Comprehensive income					
Net income	-	-	5,009	-	5,009
Unrealized net holding gains arising during the period, net of income tax effects of $169	-	-	-	271	271
Reclassification adjustment, net of income tax effects of $0	-	-	-	(1)	(1)
Total other comprehensive income					270
Total comprehensive income					5,279
Adjustment to initially apply SFAS No. 158, net of income taxes of $47	-	-	-	(96)	(96)
Sale of common stock	1,000	16	-	-	16
Exercise of stock options	35,917	385	-	-	385
Cash dividends ($.44 per share)	-	-	(1,952)	-	(1,952)
Balance, December 31, 2006	4,441,220	30,603	22,382	(361)	52,624
Comprehensive income					
Net income	-	-	2,572	-	2,572
Unrealized net holding gains arising during the period, net of income tax effects of $300	-	-	-	594	594
Reclassification adjustment, net of income tax effects of $1	-	-	-	(1)	(1)
Adjustment to terminate pension plan under SFAS No. 158, net of income taxes of $47	-	-	-	96	96
Total other comprehensive income	-	-	-	-	689
Total comprehensive income	-	-	-	-	3,261
Share-based compensation expense	-	38	-	-	38
Sale of common stock	7,500	93	-	-	93
Repurchases and cancellation of common stock	(46,100)	(657)	-	-	(657)
Exercise of stock options	43,836	428	-	-	428
Cash dividends ($.48 per share)	-	-	(2,142)	-	(2,142)
Balance, December 31, 2007	4,446,456	$30,505	$22,812	$ 328	$53,645

See accompanying notes to consolidated financial statements.

COMMUNITY BANKSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Operating activities			
Net income	$ 2,572	$ 5,009	$ 1,011
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	3,155	2,950	9,637
Depreciation	837	1,018	937
Provision for recourse liabilities	588	144	63
Share-based compensation expense	38	-	-
Writedowns of other real estate	-	18	-
Amortization of definite-lived purchased intangibles	246	246	246
Deferred income taxes	(472)	2,158	(2,807)
Securities accretion and premium amortization	(41)	15	67
(Gain) loss on disposition of available-for-sale securities	(2)	(1)	10
Gain on sale of other investments	(712)	-	-
Loss (gain) on sale of loans other than loans held for sale	998	(514)	-
Decrease (increase) in accrued interest receivable	274	(687)	(715)
(Decrease) increase in accrued interest payable	(77)	366	521
Loss on sale of premises and equipment	9	-	-
Losses (gains) on sale of foreclosed assets	243	19	(24)
Decrease (increase) in prepaid expenses and other assets	1,150	(991)	(290)
(Decrease) increase in accrued expenses and other liabilities	(1,874)	162	223
Originations of loans held for sale	(126,739)	(234,821)	(210,552)
Proceeds of sales of loans held for sale	132,465	238,033	213,195
Net cash provided by operating activities	12,658	13,124	11,522
Investing activities			
Net decrease (increase) in interest-bearing deposits with other banks	1,015	(888)	(186)
Purchases of available-for-sale securities	(6,972)	(43,449)	(16,243)
Maturities of held-to-maturity securities	100	100	75
Maturities and calls of available-for-sale securities	34,821	17,793	7,829
Proceeds from sale of available-for-sale securities	-	-	4,412
Proceeds from sales of other investments	2,082	642	-
Purchases of other investments	(1,332)	(908)	(338)
Proceeds from sales of loans other than loans held for sale	2,683	7,140	-
Net increase in loans made to customers	(62,265)	(13,522)	(22,748)
Purchases of premises and equipment	(1,734)	(1,913)	(2,610)
Proceeds from sales of premises and equipment	376	-	-
Proceeds from sales of foreclosed assets	1,286	788	224
Net cash used by investing activities	(29,940)	(34,217)	(29,585)
Financing activities			
Net (decrease) increase in deposits	(1,914)	19,412	40,751
Net (decrease) increase in short-term borrowings	(3,055)	3,973	2,313
Proceeds from issuance of long-term debt	8,640	-	3,000
Repayments of long-term debt	(5,149)	(6,008)	(1,377)
Sale of common stock	93	16	14
Exercise of stock options	428	385	146
Common stock repurchased and cancelled	(657)	-	-
Cash dividends paid	(2,142)	(1,952)	(1,761)
Net cash provided by financing activities	(3,756)	15,826	43,086
(Decrease) increase in cash and cash equivalents	(21,038)	(5,267)	25,023
Cash and cash equivalents, beginning	46,724	51,991	26,968
Cash and cash equivalents, ending	$ 25,686	$ 46,724	$ 51,991

See accompanying notes to consolidated financial statements.

COMMUNITY BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Supplemental disclosures of cash flow information			
Cash payments for interest expense, including $7, $21 and $12 capitalized during construction in 2007, 2006 and 2005, respectively	$ 17,901	$ 15,135	$ 10,296
Cash payments for income taxes	3,452	781	3,869
Supplemental disclosures of non-cash investing activities			
Transfers of loans receivable to foreclosed assets	1,790	1,231	70
Other comprehensive income (loss)	689	174	(445)

See accompanying notes to consolidated financial statements.

NOTE 1 – ORGANIZATION

Community Bankshares, Inc. (CBI or the Corporation) is a South Carolina corporation and a bank holding company. CBI commenced operations on July 1, 1993, upon effectiveness of the acquisition of the Orangeburg National Bank as a wholly-owned subsidiary. In June 1996 CBI acquired all the stock of Sumter National Bank. In July 1998 CBI acquired all the stock of Florence National Bank. In July 2002 CBI acquired by merger Ridgeway Bancshares, Inc., the parent company of the former Bank of Ridgeway.

Orangeburg National Bank was chartered in 1987 as a national bank, and operated from two offices located in Orangeburg, South Carolina. Sumter National Bank (the Sumter bank), a national bank, was chartered in 1996 and operated from two offices located in Sumter, South Carolina. Florence National Bank (the Florence bank), a national bank, was chartered in 1998 and operated from two offices located in Florence, South Carolina. Bank of Ridgeway (the Ridgeway bank), a South Carolina state-chartered bank organized in 1898, operated from one office in Ridgeway, one office in Winnsboro, one office in Blythewood, and one office in northeast Richland County on Clemson Road, which opened in January 2008. In November 2001, CBI acquired all the common stock of Resource Mortgage Inc., a Columbia, South Carolina based mortgage company, and subsequently renamed it Community Resource Mortgage, Inc. (CRM).

In August 2006, Orangeburg National Bank's name was changed to Community Resource Bank, N.A. ("CRB" or the "Bank"), and in October 2006, the Sumter bank, the Florence bank and the Ridgeway bank were merged into CRB. As a result, the Corporation now consists of the holding company (CBI), the bank subsidiary (CRB) and the mortgage company (CRM). Effective in January 2007 the operations of the mortgage company became a division of the Bank. The Bank plans to continue to conduct mortgage loan origination operations under the name "Community Resource Mortgage, a division of Community Resource Bank" (the "Mortgage Division"). CRM remains a separate corporate entity and wholly-owned subsidiary of the Corporation, but with only limited assets and activities. The Bank now operates in four geographical regions: Orangeburg, Sumter, Florence and the Midlands (Fairfield and Richland counties), and the Mortgage Division, which operates from offices in Columbia, SC and in the banks' regional main branches..

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK - Most of the Corporation's activities are with customers located within South Carolina. Note 4 discusses the types of securities the Corporation purchases. Note 6 discusses the types of lending in which the Corporation engages. The Bank grants commercial, consumer and mortgage loans to customers throughout South Carolina. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economies of various South Carolina communities and, as of December 31, 2007, there were concentrations in high loan-to-value real estate loans. Also, based on use of NAICS codes, there were loan concentrations in Real Estate, Religious and Similar Organizations, and Building Construction.

CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "Federal funds sold," all of which mature within ninety days.

INTEREST-BEARING DEPOSITS WITH OTHER BANKS - Interest-bearing deposits with other banks generally mature within one year and are carried at cost.

SECURITIES - Securities that management has both the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. The Corporation has decided generally to avoid acquiring further held-to-maturity securities. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, increases in regulatory capital requirements, or other similar factors, are classified as available-for-sale and are carried at estimated fair value. Unrealized gains and losses on securities available-for-sale are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of securities available-for-sale are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

Interest and dividends on securities, including the amortization of premiums and the accretion of discounts, are reported in interest and dividends on securities.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

LOANS HELD FOR SALE - The Corporation originates loans held for sale to other financial institutions under commitments or other arrangements in place prior to loan origination. These loans are sold on a non-recourse basis. However, standard contract warranties and representations apply to these sales and the Corporation may from time to time be required to indemnify investors under those provisions. Loans originated and intended for sale are residential mortgage loans and are carried at the lower of cost or estimated fair value in the aggregate. Gains and losses, if any, on the sale of such loans are determined using the specific identification method. All fees and other income from these activities are recognized in income when loan sales are completed.

LOANS - The Corporation grants mortgage, commercial and consumer loans to customers. The ability of the Corporation's debtors to honor their contracts is dependent upon the general economic conditions in its market areas. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees and any unamortized purchase premiums or discounts. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well collateralized and in process of collection. Unsecured personal credit lines and certain consumer finance loans are typically charged off no later than the time the loan is 180 days delinquent.

Other consumer loans are typically charged off at the time the loan is 90 days delinquent. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until the loans qualify for return to accrual status. Loans are returned to accrual status only when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged against earnings as losses are estimated to have occurred. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

It is the policy of Corporation and its subsidiary bank to maintain an allowance for loan and lease losses which achieves the following objectives:

- Maintenance of the allowance at a level that is adequate to absorb all estimated inherent losses in the loan portfolio;
- Evaluation and calculation of the allowance with a sound and consistent analytical framework based on historical data adjusted for current conditions in conformity with generally accepted accounting principles and all applicable banking and regulatory guidance; and
- Reflection in the allowance of all significant, existing conditions affecting the ability of borrowers to repay.

Management reviews its allowance for loan losses utilizing three broad loan categories: commercial, financial and agricultural, real estate, and consumer installment. Within these categories, the allowance for loan losses is composed of specific allocations and general loan pool amounts. Specific allocation is made for larger impaired loans in each loan category. Smaller impaired loans in each category are assigned the average loss percentage of the large impaired loan specific allocation. All general loan pool amounts are reserved by using historical losses within each category. Other factors considered are changes in policies and procedures, economic conditions, portfolio changes, lending personnel experience, trend analysis, credit concentrations, external factors, and the reports of the loan review system.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the known circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

DERIVATIVE FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value. In April, 2003, the Financial Accounting Standards Board issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Among other requirements, this Statement provides that loan commitment contracts entered into or modified after June 30, 2003 that relate to the origination of mortgage loans that will be held for sale shall be accounted for as derivative instruments by the issuer of the loan commitment. The Corporation issues mortgage loan rate lock commitments to potential borrowers to facilitate its origination of home mortgage loans that are intended to be sold. Between the time that the Corporation issues its commitments and the time that the loans close and are sold, the Corporation is subject to variability in the selling prices related to those commitments due to changes in market rates of interest. However, the Corporation offsets this variability through the use of so-called "forward sales contracts" to investors in the secondary market. Under these arrangements, an investor agrees to purchase the closed loans at a predetermined price. The Corporation generally enters into such forward sales contracts at the same time that rate lock commitments are issued. The forward sales contracts provide both specific underwriting guidelines and definitive price quotes. These arrangements effectively insulate the Corporation from the effects of changes in interest rates during the time that the commitments are outstanding, but the arrangements do not qualify, and are not designated, as fair value hedges. In keeping with SEC Staff Accounting Bulletin 105, no income is recognized as of the original commitment date on either the interest rate lock commitments or the forward sales contracts. Subsequently, changes in the fair values of the instruments are measured as of the end of each reporting period and the changes in the fair values represent the amounts of the derivative assets and liabilities. In addition, the changes in fair values of derivatives are recorded in the statement of income in net gains or losses on loans held for sale. Because the Corporation has effectively matched its forward sales contracts to investors and rate lock commitments to potential borrowers, no net gains or losses due to changes in market interest rates have been recorded in the statement of income for 2007, 2006 or 2005.

Derivative financial instruments are written in amounts referred to as notional amounts. Notional amounts provide only the basis for calculating payments between counterparties and do not represent amounts to be exchanged between parties or a measure of financial risk. The table below presents the notional principal amounts of rate lock commitments and forward sales contracts as of December 31, 2007 and 2006, and the estimated fair values of those financial instruments included in other assets and liabilities in the balance sheets as of those dates.

	December 31,			
	2007		2006	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
	(Dollars in thousands)			
Commitments to originate loans to be held for sale	$ (6,348)	$ 13	$ (12,868)	$ (94)
Forward sales commitments	6,348	(13)	12,868	94
Total	$ -	$ -	$ -	$ -

STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended, encouraged all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost was measured at the grant date based on the fair value of the award and recognized over the service period, which was usually the vesting period. However, it also allowed an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost was the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee was required to pay to acquire the stock. Stock options issued under the Corporation's stock option plans had no intrinsic value at the grant date, and under APB Opinion No. 25 no compensation cost was recognized for them. For 2005, the Corporation elected to continue with the accounting methodology in APB Opinion No. 25 and, as a result, provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. However, as required by revisions to SFAS No. 123 and Securities and Exchange Commission rules, the Corporation adopted the accounting methodology of SFAS No. 123(R) effective January 1, 2006. See "Accounting Changes – Share-Based Payment." No awards of stock options were made in 2006 and all pre-existing options awards were fully vested prior to the effective date of SFAS No. 123(R). Therefore, no compensation costs are included in any period prior to 2007.

Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed by SFAS No. 123, the Corporation's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Year Ended December 31, 2005
		(Dollars in thousands, except per share)
Net income, as reported	$	1,011
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects		(185)
Pro forma net income	$	826
Net income per share, basic		
As reported	$	0.23
Pro forma		0.19
Net income per share, assuming dilution		
As reported	$	0.22
Pro forma		0.18

FORECLOSED ASSETS - Assets (primarily real estate and vehicles) acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property are charged against the allowance for loan losses as of that date. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in net foreclosed assets costs and expenses. The carrying value of foreclosed assets included in the balance sheets was $852,000 and $591,000 as of December 31, 2007 and 2006, respectively.

PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Useful lives of assets are outlined below:

Buildings	32 - 40 years
Building components	5 - 30 years
Vault doors, safe deposit boxes, night depository, etc.	32 - 40 years
Furniture, fixtures and equipment	5 - 25 years

Useful lives for leasehold improvements held under operating lease agreements are estimated at the lesser of the assets' estimated useful lives as set forth in the table above or the lease term, including certain renewals which are deemed probable at lease inception.

INCOME TAXES - Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Any interest expense and penalties associated with uncertain tax positions are recognized as a component of income tax expense.

OFF-BALANCE-SHEET CREDIT RELATED FINANCIAL INSTRUMENTS - In the ordinary course of business the Bank enters into commitments to extend credit and grants standby letters of credit. Such off-balance-sheet financial instruments are recorded in the consolidated financial statements when they are funded.

SEGMENTS - Community Bankshares, Inc. through its bank subsidiary provides a broad range of financial services to individuals and businesses in South Carolina. These services include demand, time, and savings deposits; lending services; ATM processing; and similar financial services. While the Corporation's decision makers monitor the revenue streams of the various financial products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, the subsidiary operations are not considered by management to comprise more than one reportable operating segment.

COMPREHENSIVE INCOME - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Currently, the Corporation's only significant component of other comprehensive income (loss) is unrealized gains (losses) on securities available-for-sale.

TRANSFERS OF FINANCIAL ASSETS - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

ACCOUNTING CHANGES

Servicing of Financial Assets - The provisions of Statement of Financial Accounting Standards No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140" were effective January 1, 2007. This Statement potentially simplifies the accounting for separately recognized loan servicing assets and liabilities and any financial instruments used to hedge risks associated with those assets and liabilities. Under SFAS 156, separately recognized servicing assets and liabilities are accounted for initially at fair value, if practicable, and subsequently are accounted for either at fair value or amortized over the economic lives of the related loans. If the fair value method of subsequent valuation is elected, SFAS No. 156 permits income statement recognition of the potential offsetting changes in the fair values of the financial servicing rights and liabilities and the derivative instruments used to hedge them in the same accounting period. The Corporation currently has no separately recognized loan servicing rights or liabilities and adoption in 2007 had no effect on the Corporation's consolidated financial statements.

Fair Value Measurements - The provisions of Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Corporation). SFAS No. 157 defines fair value and establishes a framework for measuring fair value in GAAP. The Statement describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability (an exit price perspective). In addition, fair value should be viewed as a market-based measurement, rather than an entity-specific measurement. Therefore, fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks and restrictions that may be associated with that asset or liability. SFAS No. 157 does not amend the definition of fair value used in conjunction with Share-Based Payments accounted for under SFAS No. 123(R). The adoption of SFAS No. 157 in 2008 has not had a material effect on the Corporation's consolidated financial statements.

Fair Value Option – The provisions of Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115," are effective for fiscal years beginning after November 15, 2007 (January 1, 2008 for the Corporation). This Statement provides an entity the option to measure many financial instruments and certain other items at fair value. Changes in the fair values of items for which the option is selected will be recorded in the entity's earnings. The objective is to improve financial reporting by allowing entities to mitigate the earnings volatility that has resulted from the previously required application of different measurement attributes without the need to apply complex hedge accounting provisions. The Corporation does not currently expect that it will apply the Statement's provisions to any items. Therefore, the adoption of the Statement in 2008 has not had any effect on the Corporation's consolidated financial statements.

Accounting for Uncertainty in Income Taxes - The provisions of Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109," clarify the accounting for uncertainty in income tax positions. FIN 48 prescribes a two-step evaluation process that includes both a recognition threshold and a measurement attribute for tax positions taken or expected to be taken in a tax return. The provisions of FIN 48 were effective for the Corporation as of January 1, 2007. The adoption of FIN 48 had no effect on the Corporation's consolidated financial statements.

ADVERTISING COSTS - The cost of advertising is expensed as incurred.

OTHER - Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to the current year's presentation and disclosure requirements. These reclassifications had no effect on previously reported net income or retained earnings.

NOTE 3 - CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances with the Federal Reserve or in available cash. The average daily reserve balance requirements at December 31, 2007 and 2006 were approximately $3,828,000 and $1,300,000, respectively. The increase in reserve requirements was the result of the phased in effect of merging the four banks into one bank. At December 31, 2007 the Corporation had cash balances with unrelated correspondent banks, including bankers' banks, totaling approximately $10,857,000, of which $439,000 was fully insured by the FDIC.

NOTE 4 - SECURITIES

Securities consist of the following:

	December 31, 2007				2006			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
	(Dollars in thousands)							
Securities available-for-sale								
Government-sponsored enterprises*	$54,659	$ 520	$ 42	$55,137	$82,145	$ 81	$ 487	$81,739
States and political subdivisions	2,712	20	1	2,731	3,032	13	1	3,044
Total securities available-for-sale	$57,371	$ 540	$ 43	$57,868	$85,177	$ 94	$ 488	$84,783
Securities held-to-maturity								
States and political subdivisions	$ 1,650	$ -	$ -	$ 1,650	$ 1,750	$ -	$ -	$ 1,750

* Government-sponsored enterprises consist of entities such as the Federal Home Loan Bank, Federal Farm Credit Bank and Federal National Mortgage Association.

The amortized cost and fair value of debt securities at December 31, 2007 by contractual maturity are detailed below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007 Available-for-sale		Held-to-maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)			
Securities				
Due within one year	$ 12,812	$ 12,791	$ -	$ -
Due after one through five years	26,818	27,106	-	-
Due after five through ten years	12,902	13,020	1,650	1,650
Due after ten years	4,839	4,951	-	-
Total	$ 57,371	$ 57,868	$ 1,650	$ 1,650

The following tables provide information about the Corporation's securities holdings which were maintained in an unrealized loss position as of December 31, 2007 and 2006:

	December 31, 2007					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)					
Description of Securities						
Government-sponsored enterprises	$ -	$ -	$ 10,007	$ 43	$ 10,007	$ 43
States and political subdivisions	-	-	-	-	-	-
Total securities	$ -	$ -	$ 10,007	$ 43	$ 10,007	$ 43

	December 31, 2006					
	Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)					
Description of Securities						
Government-sponsored enterprises	$ 33,901	$ 164	$ 25,374	$ 323	$ 59,275	$ 487
States and political subdivisions	-	-	1,279	1	1,279	1
Total securities	$ 33,901	$ 164	$ 26,653	$ 324	$ 60,554	$ 488

At December 31, 2007, the Corporation held no securities that had been in an unrealized loss position for less than 12 months and 13 securities that had been in an unrealized loss position for 12 months or more. At December 31, 2006, the Corporation held 36 securities that had been in an unrealized loss position for less than 12 months and 35 securities that had been in an unrealized loss position for 12 months or more. In assessing whether securities that had been in an unrealized loss position for 12 months or more were other-than-temporarily impaired, the Corporation considered numerous factors about each of the securities, including the length of time of the impairment, near-term prospects for recovery, and the expectations for changes in interest rates. Unrealized losses reflected in this table generally are the result of interest rate changes that have occurred since the securities were purchased. The Corporation has the intent and ability to hold these securities until maturity and no loss is expected on any of these securities if they are held until their maturities. Accordingly, these losses are not considered to be other-than-temporary.

At December 31, 2007 and 2006, investment securities with a carrying value of $37,360,000 and $38,921,000, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes required and permitted by law.

For the years ended December 31, 2007, 2006 and 2005, proceeds from sales or dispositions of securities available-for-sale were $0, $0 and $4,412,000, respectively. In 2007 and 2006, the Corporation realized gains of $2,000 and $1,000, respectively, on the call of securities at an amount in excess of par value. There have been no gross realized gains from sales in the three-year period ended December 31, 2007. Gross realized losses of $10,000 were recorded for 2005, with no such losses since. The tax benefit applicable to the net realized gains and losses in 2005 was $4,000.

NOTE 5 - OTHER INVESTMENTS

Other investments consist of restricted stocks of the Federal Reserve Bank of Richmond, the Federal Home Loan Bank of Atlanta, and correspondent bankers' banks which are carried at cost. Management periodically evaluates these investments for impairment, with any appropriate downward adjustments being made when necessary. In 2007, the Corporation sold a portion of its investment in the stock of Silverton Bank (formerly, The Bankers Bank) and realized a gain of $712,000. This disposition eliminated the Bank's excess ownership position which arose upon the merger of the Corporation's four former subsidiary Banks.

NOTE 6 - LOANS

The following is a summary of loans by category:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 71,249	$ 86,080
Real estate- construction	49,898	40,541
Real estate - mortgage	313,178	253,423
Consumer installment	29,714	29,676
Total	464,039	409,720
Allowance for loan losses	(5,343)	(4,662)
Loans - net	$ 458,696	$ 405,058

Net deferred loan (fees) and costs of $(212,000) and $(104,000) were allocated to the various loan categories as of December 31, 2007 and 2006, respectively. Overdrawn deposits totaling $418,000 and $665,000 have been reclassified as loan balances at December 31, 2007 and 2006, respectively.

Gross proceeds from sales of mortgage loans originated for resale were approximately $132,465,000, $238,033,000, and $213,195,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Income from this activity is recognized as mortgage brokerage income.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $6,574,000 at December 31, 2007 and $4,051,000 at December 31, 2006. A total of $7,437,000 in loans were made or added, while a total of $4,914,000 were repaid or deducted during 2007. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers also result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.

The Corporation generally does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product may give rise to a concentration of credit risk as that term is used in Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Values of Financial Instruments." However, at December 31, 2006, the Corporation had a concentration involving loans for the construction of speculative residential housing units totaling $25,797,000 or 48% of capital. As of December 31, 2007 and 2006, there were concentrations in real estate loans with high loan-to-value ratios of $35,592,000 and $24,835,000, or 66% and 46% of capital, respectively.

Changes in the allowance for loan losses were as follows:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Balance at January 1	$ 4,662	$ 11,641	$ 4,347
Transfer of allowance for off-balance-sheet contingencies to other liabilities	-	-	(305)
Provision charged to expense	3,155	2,950	9,637
Recoveries	1,514	1,436	207
Charge-offs	(3,988)	(11,365)	(2,245)
Balance at December 31	$ 5,343	$ 4,662	$ 11,641

The following is summary information pertaining to impaired loans:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	6,542	4,714
Total impaired loans	$ 6,542	$ 4,714
Allowance for loan losses on impaired loans at year end	$ 1,533	$ 1,381
Average total investment in impaired loans during the year	$ 6,764	$ 9,828

No additional funds are irrevocably committed to be advanced in connection with impaired loans.

Nonaccrual and past due loans at December 31, 2007 and 2006 were as follows:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Nonaccrual loans	$ 6,542	$ 4,714
Accruing 90 days or more past due	-	232
Total	$ 6,542	$ 4,946

Gross interest income that would have been recorded for the years ended December 31, 2007, 2006, and 2005 if nonaccrual loans had been performing in accordance with their original terms was approximately $542,000, $429,000, and $448,000, respectively. No material amounts of cash basis income were recognized on such loans during 2007, 2006 and 2005.

From time to time in the normal course of business, the Mortgage Division may be required to repurchase loans sold into the secondary market because of investor recourse rights. These recourse rights relate to early payment default or defect in the documentation for the loan. Management has identified certain real estate-secured loans, with aggregate principal amounts outstanding of $1,146,000 on which the investors have requested indemnification pursuant to their recourse rights. This amount does not represent management's estimate of anticipated loss and, at this time, management is in the process of determining a probable loss amount associated with these loans. During 2007, 2006 and 2005, the Corporation recognized $588,000, $144,000 and $63,000 in recourse loan provision, respectively. Management will continue to regularly evaluate the estimated fair value of these loans, and other such loans that may come to the attention of management, and will make any appropriate accounting adjustment that may become necessary. At year end 2007 the Bank had an allowance of $387,000 for such loss contingencies.

NOTE 7 - PREMISES AND EQUIPMENT; OPERATING LEASES

Premises and equipment at December 31, 2007 and 2006 consist of the following:

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Land	$ 2,595	$ 2,808
Buildings and components	5,181	5,209
Furniture, fixtures and equipment	8,387	7,729
Construction in process - gross	906	7
Total	17,069	15,753
Less, accumulated depreciation	6,249	5,446
Premises and equipment - net	$ 10,820	$ 10,307

Depreciation expense was approximately $837,000, $1,018,000, and $937,000, for the years ended December 31, 2007, 2006, and 2005, respectively. During 2007, 2006 and 2005, the Corporation capitalized interest of $7,000, $21,000 and $12,000, respectively, to construction in progress.

As of December 31, 2007 future minimum rent commitments under various non-cancelable operating leases are as follows:

Year	Amount
	(Dollars in thousands)
2008	$ 430
2009	322
2010	233
2011	236
2012	242
Thereafter	4,329
Total	$ 5,792

Total rent expense for the years ended December 31, 2007, 2006, and 2005 was $687,000, $512,000, and $413,000, respectively. Some leases provide for the payment of executory costs and contain options to renew; lease payments for such renewal periods are generally higher than during the original lease term.

NOTE 8 – INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill for the years ended December 31, 2007 and 2006 are as follows:

	Years Ended December 31,	
	2007	2006
	(Dollars in thousands)	
Balance, beginning of year	$ 4,321	$ 4,321
Goodwill acquired during the year	-	-
Impairment losses	-	-
Balance, end of year	$ 4,321	$ 4,321

Goodwill is tested for impairment annually. As of December 31, 2007, no impairment has been determined.

As part of the valuation of Ridgeway Bancshares, Inc., conducted by a third party firm in conjunction with its acquisition by the Corporation, a core deposit intangible was computed. Such amortizable intangible assets are evaluated annually to determine whether any revisions of their estimated useful lives are warranted. For the years ended December 31, 2007 and 2006, and 2005, no such revisions have resulted.

The following tables present the gross carrying amounts and accumulated amortization for the Corporation's amortizable intangible assets as of December 31, 2007 and 2006, and the estimated amounts of amortization expense to be recognized for each of the five succeeding fiscal years, as of December 31, 2007 and 2006. Such assets are being amortized on a straight-line basis over fifteen years, a period which represents the expected runoff period of the deposits acquired.

	December 31,			
	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Dollars in thousands)			
Amortizable intangible asset class				
Core deposit intangible	$ 3,698	$ 1,353	$ 3,698	$ 1,107

Estimated amounts of amortization expense to be recognized in each of the next five succeeding years are:

	December 31,	
	2007	2006
Year	(Dollars in thousands)	
2007	$ -	$ 246
2008	246	246
2009	246	246
2010	246	246
2011	246	246
2012	246	NA

NOTE 9 - DEPOSITS

At December 31, 2007, the scheduled maturities of certificates of deposit and other time deposits are as follows:

Year	Amount
(Dollars in thousands)	
2008	$ 242,536
2009	7,666
2010	1,030
2011	674
2012	410
Thereafter	-
Total	$ 252,316

Deposits of directors and officers and their related business interests totaled approximately $3,616,000 and $4,033,000 at December 31, 2007 and 2006, respectively.

NOTE 10 – SHORT-TERM BORROWINGS

The Corporation's short-term borrowings generally consist of federal funds purchased and securities sold under agreements to repurchase. Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Corporation monitors the fair value of the underlying securities on an ongoing basis and it is the Bank's policy to maintain a collateral value greater than the principal and accrued interest of the transaction. All securities underlying these agreements are institution-owned securities.

Short-term borrowings are summarized as follows:

	December 31, 2007		December 31, 2006	
	(Dollars in thousands)			
Securities sold under agreements to repurchase	$	9,893	$	12,948

The following table summarizes information about short-term borrowings during each of the periods presented:

	December 31, 2007		December 31, 2006	
	(Dollars in thousands)			
Balance outstanding at end of year	$	9,893	$	12,948
Weighted average interest rate at end of the period		2.97%		4.00%
Interest expense	$	766	$	400
Maximum outstanding at any month end during the period	$	35,322	$	14,058
Average outstanding during the period	$	18,783	$	13,680
Weighted average interest rate during the period		4.08%		2.92%

As of December 31, 2007, the Bank had unused credit availabilities under federal funds lines established with unrelated correspondent banks totaling $30,000,000.

NOTE 11 – LONG-TERM DEBT

Long-term debt is summarized as follows:

	December 31, 2007		December 31, 2006	
	(Dollars in thousands)			
Advances from Federal Home Loan Bank of Atlanta to subsidiary bank, varying maturities to 2023 with interest rates from 2.00% to 6.14%	$	19,369	$	15,878
Junior Subordinated Debt to Unconsolidated Trusts (1), dated April 7, 2004, maturing April 7, 2034, with variable interest rate based on 3-month LIBOR		10,310		10,310
Total long-term debt	$	29,679	$	26,188

(1) Securities qualify as Tier 1 capital under the regulatory risk-based capital guidelines, subject to certain limitations.

Collateral for the Advances from Federal Home Loan Bank of Atlanta consists of blanket liens on the Bank's one-to-four family first lien residential mortgage loans and the Bank's stock in the FHLB. Such collateral was carried in the consolidated balance sheet at approximately $90,389,000 and $76,694,000 at December 31, 2007 and 2006, respectively.

Under the blanket lien agreements, the Bank had the ability to borrow additional funds approximating $52,942,000 from the FHLB as of December 31, 2007. Any such borrowings would be subject to the FHLB's normal approval process and would be subject to interest rates established by the FHLB at the time of each such transaction. The FHLB may terminate the availability at any time.

On March 8, 2004, the Corporation sponsored the creation of a Delaware trust, SCB Capital Trust I (the "Trust"), and is the sole owner of the common securities issued by the Trust. The Trust is a variable interest entity under FIN 46R, but is not subject to consolidation by the Corporation since substantially all risk of loss has been transferred to other entities through the Trust's March 10, 2004 issuance of $10,000,000 in floating rate capital securities. The proceeds of this issuance, and the amount of CBI's capital investment, were used to acquire $10,310,000 principal amount of CBI's floating rate junior subordinated deferrable interest debt securities ("Debentures") due April 7, 2034, which securities, and the accrued interest thereon, now constitute the Trust's sole assets. The interest rate associated with the debt securities, and the distribution rate on the common securities of the Trust, was established initially at 3.91% and is adjustable quarterly at the three month LIBOR rate plus 280 basis points. The index rate (LIBOR) may not be lower than 1.11%. As of December 31, 2007, the interest rate associated with the debt was 4.70%. CBI may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the stated maturity date of the Debentures. In the event that such interest payments are deferred by CBI, the Trust may defer distributions on the common securities. In such an event, CBI would be restricted in its ability to pay dividends on its common stock and perform under other obligations that are not senior to the junior subordinated Debentures.

The Debentures are redeemable at par at the option of CBI, in whole or in part, on any interest payment date on or after April 7, 2009. Prior to that date, the Debentures are redeemable at 105% of par upon the occurrence of certain events that would have a negative effect on the Trust or that would cause it to be required to be registered as an investment company under the Investment Company Act of 1940 or that would cause trust preferred securities not to be eligible to be treated as Tier 1 capital by the Federal Reserve Board. Upon repayment or redemption of the Debentures, the Trust will use the proceeds of the transaction to redeem an equivalent amount of trust preferred securities and trust common securities. The Trust's obligations under the trust preferred securities are unconditionally guaranteed by CBI.

The Corporation's investment in the Trust is carried at cost in other assets and the debentures are included in long-term debt in the consolidated balance sheet.

In consideration of current market conditions during the first quarter of 2008, the Bank elected to borrow two new advances from the FHLB. In February 2008 the Bank borrowed $7.5 million at 2.167% with a ten year maturity, subject to quarterly call beginning in February 2009. The Bank also borrowed an additional $7.5 million at 2.526% with a five year maturity, subject to a one time call in February 2010.

Required future principal reductions of the Corporation's long-term debt are summarized as follows:

Year	Amount
(Dollars in thousands)	
2008	$ 2,500
2009	2,000
2010	7,200
2011	-
2012	7,500
Thereafter	10,479
Total	$ 29,679

NOTE 12 - DIVIDEND REINVESTMENT PLAN, STOCK REPURCHASE PLAN, AND STOCK OPTIONS

Under the Corporation's Dividend Reinvestment Plan, shareholders may reinvest all or part of their cash dividends in shares of common stock and also purchase additional shares of common stock. During the three-year period ended December 31, 2007 all shares purchased under this plan were purchased in the market by Registrar and Transfer Company, the plan administrator, not issued by the Corporation. At December 31, 2007, 624,665 common shares were reserved for issuance pursuant to the dividend reinvestment and additional stock purchase plan.

During 2007, the Corporation's Board of Directors approved a stock repurchase program which authorized the repurchase of up to 500,000 of the Corporation's common stock. During 2007 the Corporation repurchased 46,100 shares at an aggregate cost of $657,000 for an average share cost of $14.26.

During 2001, the Corporation amended its 1997 Stock Option Plan (the "1997 Plan") to increase by 200,000 shares the number of shares reserved for issuance upon exercise of options and to permit participation in the plan by non-employee directors. During 2003, the Corporation amended the 1997 Plan to increase by 300,000 shares the number of shares reserved for issuance upon exercise of employee incentive stock options. Under the 1997 Plan, as amended, up to 785,600 shares of common stock were authorized to be granted to selected officers, other employees, and non-employee directors of the Corporation and/or its subsidiaries pursuant to exercise of incentive and nonqualified stock options. Of such shares, 590,050 were reserved for issuance pursuant to exercise of incentive stock options and 195,550 were reserved for issuance pursuant to exercise of nonqualified stock options. The 1997 Plan terminated according to its terms on March 16, 2007, with 424,439 shares remaining reserved for awards. Because the 1997 Plan has terminated, however, no further awards may be made under that Plan. However, options outstanding under the 1997 Plan continue to be exercisable until the earlier of the termination dates set forth in the individual award agreements or ten years from the date of the grant.

During 2007 the Corporation's Board of Directors adopted and the shareholders approved the 2007 Equity Plan to replace the terminated 1997 Plan. The 2007 Plan provides for awards of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and other forms of equity based compensation. Up to 350,000 shares may be issued under provisions of the 2007 Plan. The 2007 Plan terminates in 2017. At December 31, 2007, 308,500 of the Corporation's authorized common shares remained to be awarded under the 2007 Plan.

The exercise price of any incentive option granted is equal to the fair value of the common stock on the date the option is granted. Nonqualified options can be issued for less than fair value; however, the Corporation has not elected to issue these options for less than fair value at the date of the grant.

A summary of the status of options issued pursuant to the plans is presented below:

	Years Ended December 31,							
	2007			2006			2005	
	Number of Shares	Weighted Average Exercise Price	Intrinsic Value (000s)	Number of Shares	Weighted Average Exercise Price	Intrinsic Value (000s)	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	437,981	$ 14.41		512,073	$ 14.46		482,817	$ 14.14
Granted	51,500	$ 15.07		-	$ -		45,500	$ 17.34
Exercised	(43,836)	$ 9.52		(35,917)	$ 10.72		(12,744)	$ 11.44
Forfeited or expired	(42,984)	$ 16.56		(38,175)	$ 18.60		(3,500)	$ 18.50
Outstanding at end of year	402,661	$ 14.80	$ 316	437,981	$ 14.41	$ 888	512,073	$ 14.46
Options exercisable at year end	361,161	$ 14.82	$ 316	437,981	$ 14.41	$ 1,069	512,073	$ 14.46

The weighted average fair values of options granted each year are computed using the Black-Scholes option pricing model using the assumptions detailed below:

	Years Ended December 31,		
	2007	2006	2005
Weighted average fair value of options granted during the year	$ 3.20	$ -	$ 2.33
Risk-free interest rate	4.73%	NA	3.80%
Expected life (years)	6.15	NA	3.00
Expected volatility	21.70%	NA	18.75%
Yield	3.00%	NA	2.60%

The following table summarizes information about the options outstanding:

Range of Exercise Prices	Options Outstanding (December 31, 2007) Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Exercisable Number Outstanding	Weighted Average Exercise Price
$ 7.62 to $ 11.00	107,350	3.2	$ 11.00	107,350	$ 11.00
$ 12.83 to $ 18.85	295,311	4.6	$ 16.18	253,811	$ 16.43
	402,661	4.2	$ 14.80	361,161	$ 14.82

Until January 1, 2006, the Corporation applied APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation cost was recognized prior to that date. Effective January 1, 2006, the Corporation adopted the provisions of SFAS No. 123(R) using the modified prospective method. All previously issued option grants had fully vested prior to the implementation of SFAS 123(R). Consequently, because adoption of SFAS No. 123(R) under the modified prospective method required the recognition of compensation costs related only to the future vesting of stock option awards and no options were granted in 2006, no compensation costs were included in the determination of income from operations, net income, or any earnings per share amounts for 2006. During 2007, the Corporation awarded grants of 51,500 stock options and recognized expenses of $38,000 which are included in salaries and employee benefits.

NOTE 13 - INCOME TAXES

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The provision for income taxes consists of the following:

	Years Ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Current			
Federal	$ 1,843	$ 161	$ 3,396
State	148	231	202
Total current	1,991	392	3,598
Deferred			
Federal	(472)	2,281	(2,833)
Total income tax expense	$ 1,519	$ 2,673	$ 765

The provision for income taxes differs from that computed by applying federal statutory rates at 34% to income before income tax expense as indicated in the following summary:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Tax expense at statutory rate	$ 1,391	$ 2,611	$ 603
State income tax, net of federal income tax benefit	98	153	134
Tax-exempt interest income	(81)	(78)	(87)
Amortization of organization costs and core deposit intangibles	84	84	84
Other, net	27	(97)	31
Total	$ 1,519	$ 2,673	$ 765

Temporary differences, which give rise to deferred tax assets and liabilities, are as follows:

	December 31,	
	2007	2006
	(Dollars in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 1,654	$ 1,273
Unrealized net holding losses on available-for-sale securities	-	130
State net operating loss	214	162
Other	328	210
Gross deferred tax assets	2,196	1,775
Valuation allowance	(214)	(162)
Total	1,982	1,613
Deferred tax liabilities		
Accelerated depreciation	456	348
Accretion	-	12
Unrealized net holding gains on available-for-sale securities	169	-
Purchase adjustments - securities	-	14
Purchase adjustments - loans	-	8
Gross deferred tax liabilities	625	382
Net deferred income tax assets	$ 1,357	$ 1,231

The state of South Carolina has different tax rates and rules governing banks and regular corporations. The Corporation (holding company only) and the mortgage company (CRM) are regular corporations and file a consolidated state tax return separate from a state bank tax return that is filed by CRB. Accordingly, at December 31, 2007 and December 31, 2006, valuation allowances of $214,000 and $162,000 were established to offset deferred tax assets, which management does not consider likely to be realizable, arising from state net operating loss carryforwards of the Corporation (parent company only) and CRM. The Corporation had no available carrybacks, and realization of the remainder of the net operating loss deductions is dependent upon the Corporation (parent company only) and CRM having aggregate future taxable income. Management expects that the holding company and CRM have limited prospects to generate future taxable income. The state net operating loss carryforwards at December 31, 2007 total $4,433,000 and expire as follows: 2024 - $1,408,000; 2025 - $763,000; 2026 - $1,071,000; 2027 - $1,191, 000.)

Effective January 1, 2007, the Corporation adopted the provisions of Financial Accounting Standards Board Interpretation N0. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109." FIN 48 established a recognition threshold and measurement for income tax positions recognized in the Corporation's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." In evaluating a tax position for recognition, the Corporation judgmentally evaluates whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the financial statements as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate resolution. There were no uncertain tax positions as of December 31, 2007. If such uncertain tax positions were to arise in the future, the Corporation would recognize interest and penalties associated with uncertain tax positions as income tax expense in its financial statements.

The Corporation files income tax returns in the U.S. federal and State of South Carolina jurisdictions. With few exceptions, the Corporation is no longer subject to tax examinations by federal tax authorities for years before 2005 and by state tax authorities for years before 2001. As of December 31, 2007, there were no unresolved issues outstanding with respect to tax examinations conducted by either jurisdiction.

The following table shows the amounts of expenses recognized during, and the amounts of liabilities as of the end of, each year indicated related to unrecognized tax benefits:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Expenses of unrecognized tax benefits included in earnings for the year:			
Interest expense	$ -	$ -	$ -
Other expenses	-	-	-
Liabilities related to unrecognized tax benefits as of each year end:			
Included in accrued interest expense	-	-	-
Included in other liabilities	-	-	-

As of December 31, 2007, there were no tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months.

As of December 31, 2007, there were no unrecognized tax benefits that, if recognized, would affect the effective tax rate.

NOTE 14 - EMPLOYEE BENEFIT PLANS

The Corporation provides a defined contribution plan qualified under Internal Revenue Code Section 401(k). All employees who are eligible employees and who are age 21 or older may participate in the plan. Eligible employees are defined as employees not represented by a bargaining unit which has bargained with the Corporation in good faith on the subject of retirement benefits.

A participant may elect to make tax deferred contributions up to a maximum of $15,000 (plus $5,000 catch-up contributions if they were at least 50 years old) in the 2007 plan year. The Corporation makes matching contributions on behalf of each participant for 100% of the elective deferral up to 3% of the participant's eligible compensation, which excludes incentive awards and bonuses, plus 50% of the incremental elective deferral up to 5% of the participant's eligible compensation, for a maximum matching contribution of 4%. The Corporation may also make additional contributions determined at the discretion of the Board of Directors.

The Corporation's contributions for 401(k) related profit sharing for the years ended December 31, 2007, 2006, and 2005 totaled approximately $299,000, $291,000, and $174,000, respectively. Since 2001, the senior officers of the Corporation have not participated in the profit sharing program.

A defined benefit pension plan covers the majority of the employees of the former Bank of Ridgeway. This plan was in place prior to the Corporation's acquisition of Ridgeway Bancshares, Inc. in 2002. Because there were no such plans for the Corporation's other subsidiaries and there were no intentions to establish any other such plans, the Corporation froze benefit accruals and discontinued additional participation in and voluntary contributions to the plan during 2003. The Corporation has filed for permission, and presently intends, to formally terminate the plan and distribute its assets to its participants in 2008. The estimated amounts to be distributed from the pension plan totaled $624,000 as of December 31, 2007 and plan assets totaled $609,000.

The following table presents information about pension-related amounts flowing through or included in accumulated other comprehensive income during, or as of the end of, each of the years indicated.

	As of or for the Year Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Amounts recognized in other comprehensive income during the period			
Net (gain) or loss arising during the period	$ -	$ -	$ -
Net gain or (loss) reclassified as a component of periodic benefit cost	(143)	-	-
Amounts recognized in other comprehensive income at the end of the period			
Net (gain) or loss	-	143	-
Net prior service cost or (credit)	-	-	-
Net transition asset or obligation	-	-	-
Amounts included in other comprehensive income at period end that are expected to be recognized as components of net periodic benefit cost in the next succeeding year			
Net (gain) or loss	-	141	NA
Net prior service cost or (credit)	-	-	NA
Net transition asset or obligation	-	-	NA
Amount of any plan assets expected to be returned to the Corporation during the next 12-month period	-	-	NA

As of December 31, 2007 and 2006, pension plan assets consisted primarily of the following:

	Percentage of Plan Assets at December 31,	
Asset Category	2007	2006
Equities	0%	50%
Bonds	40%	26%
Cash	60%	2%
Stable value instruments	0%	22%
Total	100%	100%

The plan did not hold any direct investment in the Corporation's common stock.

The Corporation expects to contribute $60,000 to the pension plan in 2008.

The Corporation maintains no other post-retirement or post-employment benefit plans.

NOTE 15 - OFF-BALANCE-SHEET COMMITMENTS

The Bank is party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual notional amount of these commitments. The Bank generally uses the same credit policies in making these commitments as it does for on-balance-sheet instruments.

At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,			
	2007		2006	
	(Dollars in thousands)			
Loan commitments	$	12,372	$	21,833
Unfunded commitments under lines of credit		63,740		49,104
Standby letters of credit		1,953		2,545

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies but may include personal residences, accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. All letters of credit are short-term guarantees. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary. Since many of the standby letters of credit are expected to expire without being drawn upon, the total letter of credit amounts do not necessarily represent future cash requirements. To reduce credit risk related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

In March 2007, the Bank entered into an agreement to construct a new branch banking office on Clemson Road in northeast Richland County for a cost of approximately $800,000. The office became operational in the first quarter of 2008.

NOTE 16 - EARNINGS PER SHARE

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of shares outstanding during the year. Diluted earnings per share reflect additional common shares that would have been outstanding if all dilutive potential stock options were exercised at the beginning of each year and the proceeds used to purchase shares of the Corporation's common stock at the average market price during the year. Dilutive potential common shares that may be issued by the Corporation relate solely to outstanding stock options.

Earnings per common share were computed based on the following:

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share)		
Net income per share, basic			
Numerator - net income	$ 2,572	$ 5,009	$ 1,011
Denominator			
Weighted average common shares issued and outstanding	4,458,839	4,432,480	4,401,718
Net income per share, basic	$ .58	$ 1.13	$ .23
Net income per share, assuming dilution			
Numerator - net income	$ 2,572	$ 5,009	$ 1,011
Denominator			
Weighted average common shares issued and outstanding	4,458,839	4,432,480	4,401,718
Effect of dilutive stock options	38,301	72,041	100,017
Total shares	4,497,140	4,504,521	4,501,735
Net income per share, assuming dilution	$ .57	$ 1.11	$ .22

NOTE 17 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," as amended, excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values.

Interest-bearing deposits with other banks. The carrying amounts of interest-bearing deposits with banks approximate their fair values.

Securities available-for-sale and held-to-maturity. Fair values for securities are based on quoted market prices. The market values of state and local government securities are established with the assistance of an independent pricing service. The values are based on data which often reflect transactions of relatively small size and are not necessarily indicative of the value of the securities when traded in large volumes.

Other investments. Fair values of other investments, consisting of restricted securities, approximate the carrying amounts and are based on the redemption provisions of the issuers.

Loans held for sale. The carrying amounts approximate their fair values.

Loans. Fair values for performing loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest. The carrying amounts of accrued interest receivable and payable approximate fair value.

Deposits. The fair values disclosed for demand deposits are equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Short-term borrowings. The carrying amounts of federal funds purchased and borrowings under repurchase agreements approximate their fair values because of the associated variable interest rates.

Long-term debt. The fair value of fixed-rate long-term debt is estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of variable-rate long-term debt is estimated at the carrying amount of the debt.

Off-balance-sheet commitments. Fair values for off-balance-sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The vast majority of loan commitments do not involve the charging of a fee, and costs associated with outstanding letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet commitments are nominal.

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments at December 31, 2007 and 2006, are as follows:

	December 31,			
	2007		2006	
	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)
	(Dollars in thousands)			
Cash and cash equivalents	$ 25,686	$ 25,686	$ 46,724	$ 46,724
Interest bearing deposits with other banks	911	911	1,926	1,926
Securities available-for-sale	57,868	57,868	84,783	84,783
Securities held-to-maturity	1,650	1,650	1,750	1,750
Other investments	3,209	3,209	3,246	3,246
Loans held for sale	3,509	3,509	9,235	9,235
Loans, net	458,696	448,770	405,058	404,383
Accrued interest receivable	3,547	3,547	3,821	3,821
Deposits	(481,707)	(483,224)	(483,621)	(484,172)
Short-term borrowings	(9,893)	(9,893)	(12,948)	(12,948)
Long-term debt	(29,679)	(29,092)	(26,188)	(27,236)
Accrued interest payable	(1,501)	(1,501)	(1,578)	(1,578)
Off-balance-sheet commitments				
Loan commitments	$(12,372)	$ -	$(21,833)	$ -
Unfunded commitments under lines of credit	(63,740)	-	(49,104)	-
Standby letters of credit	(1,953)	-	(2,545)	-

On January 1, 2008, the Corporation will adopt the provisions of SFAS No. 157 and certain aspects of the Corporation's fair value estimation process will change. See the discussion of Accounting Changes included in Note 2.

NOTE 18 - CONTINGENCIES

The Corporation is subject at times to claims and lawsuits arising out of the normal course of business. As of December 31, 2007, no claims or lawsuits were pending or threatened which, in the opinion of management, are likely to have a material effect on the Corporation's consolidated financial statements.

NOTE 19 - REGULATORY MATTERS

The Bank is subject to dividend restrictions set forth by various banking regulators. Under such restrictions, the Bank may not, without prior approval, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. At December 31, 2007, the dividends that the Bank could declare without the approval of its primary bank regulator amounted to approximately $3,955,000. The Bank is also restricted by law as to the amount it may lend to any non-depository affiliate, including the Corporation and CRM. Such loans are subject to the requirements of Section 23A of the Federal Reserve Act including a general limitation to not more than 10% of capital and specified ratios of the fair market value of allowable collateral to loan amounts. There were no such loans outstanding during 2007.

The Corporation (on a consolidated basis) and the Bank are each subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since the notifications that management believes have changed the Bank's category. The Corporation's and the Bank's actual capital amounts and ratios are presented in the following table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007			(Dollars in thousands)			
Tier 1 Capital (to Average Assets)						
Consolidated	$56,652	9.7%	$23,352	4.0%	NA	NA
Community Resource Bank	50,053	8.6%	23,209	4.0%	$29,011	5.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$56,652	12.5%	$18,105	4.0%	NA	NA
Community Resource Bank	50,053	11.1%	17,982	4.0%	$26,974	6.0%
Total Capital (to Risk Weighted Assets)						
Consolidated	$62,018	13.7%	$36,210	8.0%	NA	NA
Community Resource Bank	55,419	12.3%	35,965	8.0%	$44,956	10.0%
December 31, 2006						
Tier 1 Capital (to Average Assets)						
Consolidated	$57,005	10.1%	$22,624	4.0%	NA	NA
Community Resource Bank	49,238	8.8%	22,419	4.0%	$28,024	5.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	$57,005	13.6%	$16,752	4.0%	NA	NA
Community Resource Bank	49,238	11.8%	16,631	4.0%	$24,946	6.0%
Total Capital (to Risk Weighted Assets)						
Consolidated	$61,667	14.7%	$33,505	8.0%	NA	NA
Community Resource Bank	53,885	13.0%	33,262	8.0%	$41,577	10.0%

NOTE 20 - CONDENSED FINANCIAL STATEMENTS

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only):

COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Condensed Balance Sheets		
Assets		
Cash	$ 3,158	$ 4,541
Investment in banking subsidiary	56,126	54,868
Investment in nonbanking subsidiaries	1,462	1,806
Securities available-for-sale, at fair value	96	96
Premises and equipment - net	1,620	1,633
Goodwill	921	921
Other assets	825	96
Total assets	$ 64,208	$ 63,961
Liabilities		
Long-term debt	$ 10,310	$ 10,310
Other liabilities	253	1,027
Shareholders' equity	53,645	52,624
Total liabilities and shareholders' equity	$ 64,208	$ 63,961

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Condensed Statements of Income			
Income			
Management fees from subsidiaries	$ -	$ 249	$ 3,086
Dividends received from banking subsidiaries	3,000	2,480	4,266
Interest income	156	241	428
Other income	156	4	4
Total income	3,312	2,974	7,784
Expenses			
Salaries and employee benefits	-	-	1,868
Premises and equipment	49	48	683
Supplies	-	-	80
Directors' fees	-	-	62
Interest expense	899	890	675
Other expenses	296	203	1,447
Total expenses	1,244	1,141	4,815
Income before income taxes and equity in undistributed earnings of subsidiaries	2,068	1,833	2,969
Income tax (benefit)	(317)	(246)	(441)
Equity in undistributed earnings (loss) of banking subsidiaries	531	2,920	(2,507)
Equity in undistributed (loss) earnings of nonbanking subsidiary	(344)	10	108
Net income	$ 2,572	$ 5,009	$ 1,011

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 2,572	$ 5,009	$ 1,011
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed (earnings) loss of subsidiaries	(187)	(2,930)	2,399
Depreciation and amortization	49	48	354
(Increase) decrease in other assets	(729)	2,071	(2,071)
(Decrease) increase in other liabilities	(774)	262	9
Net cash provided by operating activities	931	4,460	1,702
Investing activities			
Net decrease (increase) in loans to nonbanking subsidiaries	-	3,813	1,070
Investments in banking subsidiaries	-	(719)	(3,000)
Investment in nonbanking subsidiary	-	-	(218)
Purchases of premises and equipment	(36)	(826)	(2,580)
Net cash provided (used) by investing activities	(36)	2,268	(4,728)
Financing activities			
(Decrease) increase in short-term borrowings, net	-	(2,000)	2,000
Sale of common stock	93	16	14
Exercise of stock options	428	385	146
Common stock repurchases and cancelled	(657)	-	-
Cash dividends paid	(2,142)	(1,952)	(1,761)
Net cash provided (used) by financing activities	(2,278)	(3,551)	399
(Decrease) increase in cash and cash equivalents	(1,383)	3,177	(2,627)
Cash and cash equivalents, beginning	4,541	1,364	3,991
Cash and cash equivalents, ending	$ 3,158	$ 4,541	$ 1,364

NOTE 21 - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Years Ended December 31,							
	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share)							
Interest and dividend income	$10,059	$10,124	$ 9,751	$ 9.433	$ 9,722	$ 9,616	$ 9,103	$ 8,613
Interest expense	4,519	4,672	4,434	4,191	4,307	4,072	3,736	3,386
Net interest income	5,540	5,452	5,317	5,242	5,415	5,544	5,367	5,227
Provision for loan losses	2,230	375	175	375	995	665	675	615
Net interest income after provision	3,310	5,077	5,142	4,867	4,420	4,879	4,692	4,612
Noninterest income	463	1,739	2,055	1,823	2,354	1,958	2,060	1,933
Gains (losses) on sales of securities	-	-	712	2	-	-	-	1
Noninterest expenses	4,973	5,411	5,601	5,114	5,062	4,906	4,632	4,627
Income (loss) before income taxes	(1,200)	1,405	2,308	1,578	1,712	1,931	2,120	1,919
Provision for income taxes	(425)	533	838	573	478	730	747	718
Net income (loss)	$ (775)	$ 872	$ 1,470	$ 1,005	$ 1,234	$ 1,201	$ 1,373	$ 1,201
Earnings (loss) per share								
Basic	$ (0.17)	$ 0.20	$ 0.33	$ 0.23	$ 0.28	$ 0.27	$ 0.31	$ 0.27
Diluted	(0.17)	0.19	0.32	0.22	0.27	0.27	0.30	0.27

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There were no disagreements with or changes in accountants.

Item 9A(T). Controls and Procedures

Disclosure Controls and Procedures

Based on the evaluation required by 17 C.F.R. Section 240.13a-15(b) or 240.15d-15(b) of the Corporation's disclosure controls and procedures (as defined in 17 C.F.R. Sections 240.13a-15(e) or 240.15d-15(e)), the Corporation's chief executive officer and chief financial officer concluded that such controls and procedures, as of the end of the period covered by this annual report, were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Corporation's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Corporation are made only in accordance with the authorizations of the Corporation's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material impact on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Corporation conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2007, based on the framework in "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, management concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Corporation's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

In connection with management's evaluation required by 17 C.F.R 240.13a-15(d) or 240.15d-15(d) of the Corporation's internal control over financial reporting, management has determined that there has been no change in the Corporation's internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Item 9B. Other Information

No information required to be disclosed in a report on Form 8-K during the fourth quarter of 2007 was not so disclosed.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth under the captions "Management – Directors," "Management - Executive Officers," "Committees of the Board of Directors – Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement to be used in conjunction with the 2008 Annual Meeting of Shareholders (the "Proxy Statement"), which will be filed within 120 days of the Corporation's fiscal year end, is incorporated herein by reference.

Audit Committee Financial Expert

The Corporation's board of directors has determined that the Corporation does not have an "audit committee financial expert," as that term is defined by Item 407(d)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, serving on its audit committee. The Corporation's audit committee is a committee of directors who are independent of the Corporation and its management. After reviewing the experience and training of all of the Corporation's independent directors, the board of directors has concluded that no independent director meets the SEC's very demanding definition. Therefore, it would be necessary to find a qualified individual willing to serve as both a director and member of the audit committee and have that person elected by the shareholders in order to have an "audit committee financial expert" serve on the Corporation's audit committee. The Corporation's audit committee is, however, authorized to use consultants to provide financial accounting expertise in any instance where members of the committee believe such assistance would be useful. Accordingly, the Corporation does not believe that it needs to have an "audit committee financial expert" on its audit committee.

Code of Ethics

The Corporation has adopted a code of ethics (as defined by 17 C.F.R. 229.406) that applies to its principal executive officer and principal financial officer. The code of ethics is posted on the Corporation's website at www.communitybanksharesinc.com.

Item 11. Executive Compensation

The information set forth under the caption "Management Compensation" in the 2008 Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth aggregated information as of December 31, 2007 about all of the Corporation's compensation plans (including individual compensation arrangements) under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	402,661	$ 14.80	308,500
Equity compensation plans not approved by security holders	NA	NA	NA
Total	402,661	$ 14.80	308,500

The Corporation's shareholder approved 1997 Stock Option Plan, which authorized issuance of up to 785,600 shares terminated on March 16, 2007. Options outstanding under the 1997 Plan may be exercised until termination dates of the individual awards, but no further grants of options, warrants or rights may be made under the 1997 Plan. The shareholder approved 2007 Equity Plan authorized issuance of up to 350,000 shares.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information set forth under the captions "Certain Relationships and Related Transactions" and "Governance Matters – Board Member Independence" in the Proxy Statement is incorporated herein by reference. Each member of our Audit, Compensation and Governance and Nominating Committee is independent as defined in the American Stock Exchange's listing standards.

Item 14. Principal Accountant Fees and Services

The information set forth under the caption "Independent Registered Public Accounting Firm – Fees Billed by Independent Auditors" and "- Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" in the Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) (1) All financial statements:

Consolidated Balance Sheets, December 31, 2007 and 2006
Consolidated Statements of Income, Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders' Equity, Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows, Years Ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements

(2) Financial statement schedules:

Quarterly Data for 2007 and 2006

(3)

Exhibit No. (from item 601 of S-K)	Description
3.1	Articles of Incorporation, as amended (incorporated by reference to exhibits filed in the Registrant's Form 10-QSB for the quarter ended September 30, 1997).
3.2	Bylaws, as amended (incorporated by reference to Registrant's Form 8-K, filed August 29, 2007).
4	Stock certificate (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).
10.1	1997 Stock Option Plan, as amended (incorporated by reference to exhibits to Registrant's Form S-8 (File No. 333-118119)).
10.2	2007 Equity Plan (incorporated by reference to exhibits filed with Registrant's Form 10-Q for the quarter ended June 30, 2007.)
10.3	Lease for site of Florence National Bank (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 1999).

10.4	Indenture, dated as of March 1, 2004, between Registrant and Wells Fargo Bank, National Association (incorporated by reference to exhibits filed with Registrant's Form 10-Q for the quarter ended March 31, 2004 ("First Quarter 2004 Form 10-Q")).
10.5	Amended and Restated Declaration of Trust, dated March 10, 2004, among the Trustees and Administrators named therein and SCB Capital Trust I (incorporated by reference to the First Quarter 2004 Form 10-Q).
10.6	Guaranty Agreement, dated as of March 10, 2004, between Registrant and Wells Fargo Bank, National Association (incorporated by reference to the First Quarter 2004 Form 10-Q).
10.7	Form of Employment Agreement between the Corporation and Samuel L. Erwin (incorporated by reference to the 2004 Form 10-K).
10.8	Form of Employment Agreement between the Corporation and each of William W. Traynham and Michael A Wolfe (incorporated by reference to the 2004 Form 10-K).
21	Subsidiaries of the registrant
23	Consent of J. W. Hunt and Company, LLP
31.1	Rule 13a-14(a) / 15d-14(a) Certifications of Chief Executive Officer
31.2	Rule 13a-14(a) / 15d-14(a) Certifications of Chief Financial Officer
32	18 U.S.C. Section 1350 Certifications

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 24, 2008

By: s/ Samuel L. Erwin
Chief Executive Officer

By s/ William W. Traynham
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

s/ E. J. Ayers, Jr.
E. J. Ayers, Jr., Director — Date: March 24, 2008

s/ Alvis J. Bynum
Alvis J. Bynum, Director — Date: March 24, 2008

s/ Martha Rose C. Carson
Martha Rose C. Carson, Director — Date: March 24, 2008

s/ Anna O. Dantzler
Anna O. Dantzler, Director — Date: March 24, 2008

s/ Thomas B. Edmunds
Thomas B. Edmunds, Director — Date: March 24, 2008

s/ Samuel L. Erwin
Samuel L. Erwin, Director — Date: March 24, 2008

s/ Charles E. Fienning
Charles E. Fienning, Director — Date: March 24, 2008

s/ J. M. Guthrie
J. M. Guthrie, Director — Date: March 24, 2008

____
Richard L. Havekost, Director — Date:

s/ John V. Nicholson
John V. Nicholson, Director — Date: March 24, 2008

s/ Samuel E. Reid, Jr.
Samuel F. Reid, Jr., Director — Date: March 24, 2008

s/ Charles P. Thompson, Jr. Date: March 24, 2008
Charles P. Thompson, Jr., Director

s/ Wm. Reynolds Williams Date: March 24, 2008
Wm. Reynolds Williams, Director

EXHIBIT INDEX

Exhibit No. (from item 601 of S-K)	Description
3.1	Articles of Incorporation, as amended (incorporated by reference to exhibits filed in the Registrant's Form 10-QSB for the quarter ended September 30, 1997).
3.2	Bylaws, as amended (incorporated by reference to Registrant's Form 8-K, filed August 29, 2007).
4	Stock certificate (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).
10.1	1997 Stock Option Plan, as amended (incorporated by reference to exhibits to Registrant's Form S-8 (File No. 333-118119)).
10.2	2007 Equity Plan (incorporated by reference to exhibits filed with Registrant's Form 10-Q for the quarter ended June 30, 2007.)
10.3	Lease for site of Florence National Bank (incorporated by reference to Registrant's Form 10-K for the year ended December 31, 1999).
10.4	Indenture, dated as of March 1, 2004, between Registrant and Wells Fargo Bank, National Association (incorporated by reference to exhibits filed with Registrant's Form 10-Q for the quarter ended March 31, 2004 ("First Quarter 2004 Form 10-Q")).
10.5	Amended and Restated Declaration of Trust, dated March 10, 2004, among the Trustees and Administrators named therein and SCB Capital Trust I (incorporated by reference to the First Quarter 2004 Form 10-Q).
10.6	Guaranty Agreement, dated as of March 10, 2004, between Registrant and Wells Fargo Bank, National Association (incorporated by reference to the First Quarter 2004 Form 10-Q).
10.7	Form of Employment Agreement between the Corporation and Samuel L. Erwin (incorporated by reference to the 2004 Form 10-K).
10.8	Form of Employment Agreement between the Corporation and each of William W. Traynham and Michael A Wolfe (incorporated by reference to the 2004 Form 10-K).
21	Subsidiaries of the registrant
23	Consent of J. W. Hunt and Company, LLP
31.1	Rule 13a-14(a) / 15d-14(a) Certifications of Chief Executive Officer
31.2	Rule 13a-14(a) / 15d-14(a) Certifications of Chief Financial Officer
32	18 U.S.C. Section 1350 Certifications

CERTIFICATIONS

Exhibit 31-1

I, Samuel L. Erwin, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2008

/s/ Samuel L. Erwin
Samuel L. Erwin
Chief Executive Officer

CERTIFICATIONS

Exhibit 31-1

I, William W. Traynham, certify that:

1. I have reviewed this annual report on Form 10-K of Community Bankshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 24, 2008

/s/ William W. Traynham
William W. Traynham
President and Chief Financial Officer

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction
Community Resource Bank, National Association	United States
Community Resource Mortgage, Inc.	South Carolina

Exhibit 32

Certifications Pursuant to 18 U.S.C. Section 1350

The undersigned, who are the chief executive officer and the chief financial officer of Community Bankshares, Inc., each hereby certifies that, to the best of his knowledge, the accompanying Form 10-K of the issuer fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that information contained in the report fairly presents, in all materials respects, the financial condition and results of operations of the issuer.

March 24, 2008

s/ Samuel L. Erwin
Samuel L. Erwin
Chief Executive Officer

s/ William W. Traynham
William W. Traynham
Chief Financial Officer

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Community Bankshares, Inc.

We consent to the incorporation by reference into Registration Statement Nos. 333-29951, 333-78867, 333-63598, 333-118119 and 333-144123 on Form S-8 and Registration Statement No. 333-18461 on Form S-3 of Community Bankshares, Inc. of our report dated March 24, 2008, relating to the consolidated balance sheets of Community Bankshares, Inc. and subsidiaries as of December 31, 2007 and 2006 and the related statements of income, changes in shareholders' equity, and cash flows for each of the three years in the three-year period ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Community Bankshares, Inc.

s/ J.W. Hunt and Company, LLP

Columbia, SC
March 24, 2008

Board of Directors

E. J. Ayers, Jr.
Orangeburg, SC

Alvis J. Bynum, Vice Chairman
Sumter, SC

Martha Rose Carson
Orangeburg, SC

Anna O. Dantzler
Orangeburg, SC

Thomas B. Edmunds, Chairman
Columbia, SC

Samuel L. Erwin
Orangeburg, SC

Charles E. Fienning
Sumter, SC

J. M. Guthrie
Orangeburg, SC

Richard L. Havekost
Florence, SC

John V. Nicholson, Jr.
Ridgeway, SC

Samuel F. Reid, Jr.
Orangeburg, SC

Charles P. Thompson, Jr.
Orangeburg, SC

Wm. Reynolds Williams
Florence, SC

Corporate Officers

Greg G. Burke
Chief Credit Officer

Samuel L. Erwin
Chief Executive Officer

Jeffrey R. Scott
Director, Human Resources

Jason E. Starnes
Chief Information Officer

William W. Traynham
Chief Financial Officer

Michael A. Wolfe
President,
Community Resource Bank

Subsidiary Officers

Donna (Sissie) Childress
Mortgage Division President

William E. Howard, Jr.
Midlands Regional President

Robert B. Smith
Sumter Regional President

Matthew W. Way
Orangeburg Regional President

Annual Meeting

The Annual Meeting of Stockholders will be held at Carolina Room, 1225 Orangeburg Mall Circle, Orangeburg, SC 29115 at 3:00 p.m., Tuesday, May 20, 2008.

Stock Listing

The Company's common stock is listed on the American Stock Exchange under the symbol "SCB."

Corporate Counsel

Haynsworth Sinkler Boyd, P.A.
Attorneys at Law
22nd Floor, Capital Center
1201 Main Street
PO Box 11889
Columbia, SC 29211-1889

Independent Auditors

J.W. Hunt and Company, LLP
Certified Public Accountants
Middleburg Office Park
1607 St. Julian Place
PO Box 265
Columbia, SC 29202

Annual Report on Form 10-K

For more detailed financial information refer to the Form 10-K. A copy of the Company's Form 10-K for the year ended December 31, 2007 will be furnished without charge to stockholders upon written request to Investor Relations, Community Bankshares Inc., PO Box 2086, Orangeburg, SC 29116-2086; call (803) 535-1060; or e-mail ir@communitybankshares inc.com

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com

If you have any questions concerning your stockholder account, call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates.



At table: Martha Rose Carson, Anna Dantzler, Bob Ayers, Alvis Bynum, Thomas Edmunds.
Standing: Reynolds Williams, Sam Reid, John Nicholson, Chuck Fienning, Charles Thompson, Sam Erwin, Richard Havekost. Not present: J. M. Guthrie

Retiring Directors

In 1987 a group of prominent local business people in Orangeburg decided the time was right to form a community bank. Their plan was to combine high-quality service with safe and sound banking, so the community would benefit and the Bank would prosper. They each invested a substantial amount of their own money into the fledgling bank. Two of those founding directors, Martha Rose Carson and J. M. Guthrie, are retiring from our board this year. Both have served the Bank faithfully and well for the past two decades. We profoundly appreciate their dedication, service and contribution to this company. Their leadership and dedication will be missed.

COMMUNITY BANKSHARES INC.
COMMUNITY RESOURCE BANK
102 FOUNDERS COURT
ORANGEBURG, SC 29118
PHONE: 803.535.1060
WWW.COMMUNITYBANKSHARESINC.COM

END